Exhibit (a)(1)(A)

Offer To Purchase For Cash
All Outstanding Shares of Common Stock
of
MILLENNIUM PHARMACEUTICALS, INC.
at
$25.00 NET PER SHARE
by
MAHOGANY ACQUISITION CORP.
a wholly-owned subsidiary of
TAKEDA AMERICA HOLDINGS, INC.
a wholly-owned subsidiary of
TAKEDA PHARMACEUTICAL COMPANY LIMITED

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME,
AT THE END OF THURSDAY, MAY 8, 2008, UNLESS THE OFFER IS EXTENDED.

        Mahogany Acquisition Corp. ("Purchaser"), a Delaware corporation and wholly-owned subsidiary of Takeda America Holdings, Inc. ("Takeda America"), which is a New York corporation and wholly-owned subsidiary of Takeda Pharmaceutical Company Limited ("TPC"), a corporation organized under the laws of Japan, is offering to purchase all of the outstanding shares of common stock, par value $0.001 per share (the "Shares" and each a "Share"), of Millennium Pharmaceuticals, Inc., a Delaware corporation ("Millennium"), at a purchase price of $25.00 per Share, net to the seller in cash (the "Offer Price"), without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the "Offer").

        The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of April 10, 2008 (as it may be amended from time to time, the "Merger Agreement"), by and among Takeda America, Purchaser and Millennium. TPC is also a party to the Merger Agreement for certain purposes. The Merger Agreement provides, among other things, for the making of the Offer and, following the consummation of the Offer and subject to certain conditions, for Purchaser to be merged with and into Millennium (the "Merger") with Millennium continuing as the surviving corporation and a wholly-owned subsidiary of Takeda America. Each share outstanding immediately prior to the effective time of the Merger (the "Effective Time") (other than shares held by Millennium, TPC, Purchaser, Takeda America or any wholly-owned subsidiary of Takeda America, all of which will be cancelled and shall cease to exist, or by stockholders who properly exercise appraisal rights under Delaware law) will be cancelled and converted in the Merger into the right to receive $25.00 per Share (or any higher price paid in the Offer), net to the seller in cash, without interest thereon and less any required withholding taxes. Under no circumstances will interest be paid on the purchase price for the Shares, regardless of any extension of the Offer or any delay in making payment for the Shares.

        The Offer is conditioned upon, among other things, (i) the satisfaction of the Minimum Tender Condition (as described below) and (ii) the expiration or termination of any applicable waiting periods (and any extensions thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and certain applicable foreign antitrust laws (the "Regulatory Condition"). The Minimum Tender Condition requires that the number of Shares that are validly tendered and not properly withdrawn prior to the expiration of the Offer, together with any Shares beneficially owned by TPC, Takeda America or any subsidiary thereof, equals at least a majority of the outstanding Shares on a fully diluted basis (including for these purposes the number of Shares issuable upon exercise of vested options and the number of Shares into which Millennium's outstanding convertible notes may be converted). The Offer also is subject to the other conditions set forth in this Offer to Purchase. See Section 15—"Certain Conditions of the Offer."

        The Millennium Board of Directors has represented to us, among other things, that it has unanimously adopted resolutions (i) declaring that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of Millennium and its stockholders, (ii) approving and declaring advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (iii) recommending that Millennium's stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer and adopt the Merger Agreement.

        A summary of the principal terms of the Offer appears on pages S-i through S-vii. You should read this entire document carefully before deciding whether to tender your Shares in the Offer.

The Dealer Manager for the Offer is:	The Information Agent for the Offer is:

April 11, 2008

IMPORTANT

        If you wish to tender all or a portion of your Shares in the Offer, you should either (i) complete and sign the letter of transmittal (or a facsimile thereof) that accompanies this Offer to Purchase (the "Letter of Transmittal") in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to the Depositary (as defined herein) together with certificates representing the Shares tendered or follow the procedure for book-entry transfer set forth in Section 3—"Procedures for Accepting the Offer and Tendering Shares" or (ii) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If you hold Shares in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares.

        If you wish to tender Shares and cannot deliver certificates representing such Shares and all other required documents to the Depositary on or prior to the Expiration Date (as defined herein) or you cannot comply with the procedures for book-entry transfer on a timely basis, you may tender your Shares by following the guaranteed delivery procedures described in Section 3—"Procedures for Accepting the Offer and Tendering Shares."

        Questions and requests for assistance should be directed to the Information Agent (as defined herein) at its address and telephone number set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal, the related Notice of Guaranteed Delivery and other materials related to the Offer may also be obtained at our expense from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal, the related Notice of Guaranteed Delivery and other material related to the Offer may be found at www.sec.gov. If you own your Shares through a broker, commercial bank, trust company or nominee, you may contact such broker, commercial bank, trust company or nominee for assistance with the Offer.

TABLE OF CONTENTS

SUMMARY TERM SHEET		S-i
INTRODUCTION		1
THE TENDER OFFER		2
1.	Terms of the Tender Offer	2
2.	Acceptance for Payment and Payment for Shares	5
3.	Procedures for Accepting the Offer and Tendering Shares	6
4.	Withdrawal Rights	9
5.	Certain United States Federal Income Tax Consequences	10
6.	Price Range of Shares; Dividends	10
7.	Certain Information Concerning Millennium	11
8.	Certain Information Concerning TPC, Takeda America and Purchaser	14
9.	Source and Amount of Funds	15
10.	Background of the Offer; Past Contacts or Negotiations with Millennium	15
11.	The Transaction Documents	20
12.	Purpose of the Offer; Plans for Millennium	35
13.	Certain Effects of the Offer	37
14.	Dividends and Distributions	38
15.	Certain Conditions of the Offer	38
16.	Certain Legal Matters; Regulatory Approvals	41
17.	Appraisal Rights	44
18.	Fees and Expenses	44
19.	Miscellaneous	45
SCHEDULE I—DIRECTORS AND EXECUTIVE OFFICERS OF TPC, TAKEDA AMERICA AND PURCHASER		I-1

SUMMARY TERM SHEET

        The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery. You are urged to read carefully this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery in their entireties. We have included cross-references in this summary term sheet to other sections of this Offer to Purchase where you will find more complete descriptions of the topics mentioned below.

Securities Sought	All issued and outstanding shares of common stock, par value $0.001 per share, of Millennium Pharmaceuticals, Inc.
Price Offered Per Share	$25.00 in cash, without interest thereon and less any required withholding taxes.
Scheduled Expiration of Offer	12:00 midnight, New York City time, at the end of Thursday, May 8, 2008, unless the Offer is otherwise extended. See Section 1—"Terms of the Tender Offer."
Purchaser
Mahogany Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Takeda America Holdings, Inc., which is a New York corporation and wholly-owned subsidiary of Takeda Pharmaceutical Company Limited, a corporation organized under the laws of Japan.

Who is offering to buy my securities?

        We are Mahogany Acquisition Corp., a Delaware corporation, formed for the purpose of making this Offer. We are a wholly-owned subsidiary of Takeda America Holdings, Inc., which we refer to as "Takeda America." Takeda America is a direct, wholly-owned subsidiary of Takeda Pharmaceutical Company Limited, a research-based, global pharmaceutical company organized under the laws of Japan, which we refer to as "TPC."

        Unless the context indicates otherwise, in this Offer to Purchase, we use the terms "us," "we" and "our" to refer to Mahogany Acquisition Corp. and, where appropriate, Takeda America. We use the term "Takeda America" to refer to Takeda America Holdings, Inc. alone, the term "Purchaser" to refer to Mahogany Acquisition Corp. alone and the terms "Millennium" or the "Company" to refer to Millennium Pharmaceuticals, Inc.

        See the "Introduction" to this Offer to Purchase and Section 8—"Certain Information Concerning TPC, Takeda America and Purchaser."

What are the classes and amounts of securities sought in the Offer?

        We are offering to purchase all of the outstanding shares of common stock, par value $0.001 per share, of Millennium on the terms and subject to the conditions set forth in this Offer to Purchase. Unless the context otherwise requires, in this Offer to Purchase we use the term "Offer" to refer to this offer and the term "Shares" to refer to shares of Millennium common stock that are the subject of the Offer.

        See the "Introduction" to this Offer to Purchase and Section 1—"Terms of the Tender Offer."

S-i

How much are you offering to pay? What is the form of payment? Will I have to pay any fees or commissions?

        We are offering to pay $25.00 per Share net to you, in cash, without interest thereon and less any required withholding taxes. We refer to this $25.00 per Share amount as the "Offer Price." If you are the record owner of your Shares and you directly tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker, commercial bank or other nominee, and your nominee tenders your Shares on your behalf, your broker, commercial bank or other nominee may charge you a fee for doing so. You should consult your broker, commercial bank or other nominee to determine whether any charges will apply.

        See the "Introduction" to this Offer to Purchase.

Is there an agreement governing the Offer?

        Yes. Purchaser, Takeda America and Millennium have entered into an Agreement and Plan of Merger dated as of April 10, 2008 (as may be amended from time to time, the "Merger Agreement"). TPC is also a party to the Merger Agreement for certain purposes. The Merger Agreement provides, among other things, for the terms and conditions of the Offer and the subsequent merger of Purchaser with and into Millennium (the "Merger").

        See Section 11—"The Transaction Documents" and Section 15—"Certain Conditions of the Offer."

Do you have the financial resources to make payment?

        Yes. We estimate that we will need approximately $8.8 billion to purchase all of the Shares pursuant to the Offer, to cash out certain employee options, restricted stock and restricted stock units, to fund amounts that may become payable under Millennium's outstanding convertible notes, and to consummate the Merger, plus related fees and expenses. To the extent necessary, TPC, our parent company, will provide us with sufficient funds through cash on hand to purchase all Shares properly tendered in the Offer and will provide funding for the Merger, which is expected to follow the successful completion of the Offer in accordance with the terms and conditions of the Merger Agreement. The Offer is not conditioned upon our or TPC's ability to finance the purchase of Shares pursuant to the Offer. Pursuant to the Merger Agreement, TPC has unconditionally guaranteed the full and complete performance by Takeda America and Purchaser of their respective obligations under the Merger Agreement.

        See Section 9—"Source and Amount of Funds."

Is your financial condition relevant to my decision to tender my Shares in the Offer?

        No. We do not think our financial condition is relevant to your decision whether or not to tender Shares and accept the Offer because:

  •
  the Offer is being made for all outstanding Shares solely for cash;

  •
  through TPC, which has unconditionally guaranteed our obligations under the Merger Agreement, and Takeda America, we will have sufficient funds available through cash on hand to purchase all Shares validly tendered and not properly withdrawn in the Offer;

  •
  the Offer is not subject to any financing condition; and

  •
  if we consummate the Offer, we expect to acquire any remaining Shares for the same cash price pursuant to the Merger.

        See Section 9—"Source and Amount of Funds."

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How long do I have to decide whether to tender my Shares in the Offer?

        You will have until 12:00 midnight, New York City time, at the end of Thursday, May 8, 2008 to tender your Shares in the Offer, unless we extend the Offer. In addition, if we decide or if we are obligated under the Merger Agreement to provide a subsequent offering period for the Offer as described below, you will have an additional opportunity to tender your Shares. We do not currently intend to provide a subsequent offering period unless obligated to do so pursuant to the Merger Agreement, although we reserve the right to do so.

        See Section 11—"The Transaction Documents" for more details on our ability to, and in some cases, obligation to, provide for a subsequent offering period.

        If you cannot deliver everything required to make a valid tender by that time, you may still participate in the Offer by using the guaranteed delivery procedure that is described later in this Offer to Purchase prior to that time.

        See Section 1—"Terms of the Tender Offer" and Section 3—"Procedures for Accepting the Offer and Tendering Shares."

Can the Offer be extended and under what circumstances?

        Yes. We have agreed in the Merger Agreement that, if at the scheduled initial expiration date of the Offer, all of the conditions to the Offer, including the Minimum Tender Condition and the Regulatory Condition (each as described below), are not satisfied and we have not waived those conditions (other than the Minimum Tender Condition, which cannot be waived without Millennium's consent), we will, subject to our rights to terminate the Merger Agreement in accordance with its terms, extend the Offer for a period of up to ten business days and will thereafter re-extend the Offer for periods between three and ten business days, if necessary, until such time as such conditions are satisfied or waived, but in no event beyond October 31, 2008 (the "Walk Away Date"). See Section 15—"Certain Conditions of the Offer." We will also extend the Offer for any period required by applicable rule, regulation or interpretation of the U.S. Securities and Exchange Commission (the "SEC") or by any other law.

        See Section 1—"Terms of the Tender Offer" of this Offer to Purchase for more details on our obligation and ability to extend the Offer.

How will I be notified if the Offer is extended?

        If we extend the Offer, we will inform Computershare Trust Company, N.A., which is the depositary for the Offer (the "Depositary"), of the extension and will issue a press release announcing the extension not later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was scheduled to expire.

        See Section 1—"Terms of the Tender Offer."

Will there be a subsequent offering period?

        We may, without the consent of Millennium, provide for a subsequent offering period (and one or more extensions thereof) in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") (each, a "Subsequent Offering Period"), following the acceptance for payment of and payment for Shares pursuant to the Offer (the "Acceptance Time") if at the commencement of any Subsequent Offering Period (or extension thereof) the number of Shares owned by TPC, Takeda America, Purchaser and their respective subsidiaries (including any Shares beneficially owned by any of the foregoing) represent less than 90% of the then outstanding number of Shares. If immediately following the Acceptance Time, TPC, Takeda America, Purchaser and their respective

S-iii

subsidiaries own more than 80% but less than 90% of the Shares outstanding at that time (which shall include (i) Shares beneficially owned by TPC, Takeda America, Purchaser and their respective subsidiaries and (ii) Shares validly tendered in the Offer and not properly withdrawn), to the extent requested by Millennium, we will provide for a Subsequent Offering Period of at least ten business days; provided, however, that we will not be required to provide for such Subsequent Offering Period if the number of Shares issuable upon exercise of the Top-Up Option (described in Section 1—"Terms of the Tender Offer") would, after giving effect to such exercise when added to the number of Shares owned by TPC, Takeda America and Purchaser and their respective subsidiaries, represent not less than 90% of the then outstanding number of Shares.

        If we elect or are required to provide or extend any Subsequent Offering Period, a public announcement of such election or extension will be made no later than 9:00 a.m., New York City time, on the next business day following the Expiration Date or date of termination of any prior Subsequent Offering Period.

        See Section 1—"Terms of the Tender Offer."

What are the most significant conditions to the Offer?

        The Offer is conditioned upon, among other things:

  •
  the satisfaction of the Minimum Tender Condition. The Minimum Tender Condition requires that the number of Shares that have been validly tendered (including by guaranteed delivery) in accordance with the terms of the Offer and not properly withdrawn, together with any Shares beneficially owned by TPC, Takeda America or any subsidiary of TPC or Takeda America, equals at least a majority of the Shares outstanding on a fully diluted basis on the date of purchase (where "on a fully diluted basis" means the number of Shares outstanding, plus (i) the number of Shares issuable upon the exercise of all then outstanding vested options and (ii) the number of Shares into which Millennium's then outstanding convertible notes may be converted); and

  •
  the satisfaction of the Regulatory Condition. The Regulatory Condition provides that immediately prior to the expiration of the Offer, any waiting period (and any extensions thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") and any approvals or clearances applicable to the Offer or the consummation of the Merger under the antitrust laws of the Federal Republic of Germany and the Republic of Austria must have expired, terminated or been obtained, as applicable.

        The Offer also is subject to a number of other conditions set forth in this Offer to Purchase. We expressly reserve the right to waive any such conditions, but, without Millennium's consent, we cannot, among other things, waive the Minimum Tender Condition, impose any additional conditions to the Offer or modify the conditions to the Offer in any manner adverse to the holders of the Shares. There is no financing condition to the Offer.

        See Section 15—"Certain Conditions of the Offer."

How do I tender my Shares?

        If you hold your Shares directly as the registered owner, you can tender your Shares in the Offer by delivering the certificates representing your Shares, together with a completed and signed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary, not later than the date and time the Offer expires. The Letter of Transmittal is enclosed with this Offer to Purchase.

S-iv

        If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, the institution that holds your Shares can tender your Shares on your behalf, and may be able to tender your Shares through the Depositary. You should contact the institution that holds your Shares for more details.

        If you are unable to deliver everything that is required to tender your Shares to the Depositary by the expiration of the Offer, you may obtain a limited amount of additional time by having a broker, a commercial bank or another fiduciary that is an eligible institution guarantee that the missing items will be received by the Depositary using the enclosed Notice of Guaranteed Delivery. To validly tender Shares in this manner, however, the Depositary must receive the missing items within the time period specified in the Notice of Guaranteed Delivery.

        See Section 3—"Procedures for Accepting the Offer and Tendering Shares."

Until what time may I withdraw previously tendered Shares?

        You may withdraw your previously tendered Shares at any time until the Offer has expired. In addition, if we have not accepted your Shares for payment by June 9, 2008, you may withdraw them at any time after that date until we accept Shares for payment. This right to withdraw will not, however, apply to Shares tendered in any Subsequent Offering Period, if one is provided. See Section 4—"Withdrawal Rights."

How do I withdraw previously tendered Shares?

        To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares.

        See Section 4—"Withdrawal Rights."

What does the Millennium Board think of the Offer?

        The Millennium Board of Directors has represented to us, among other things, that it has unanimously adopted resolutions (i) declaring that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of Millennium and its stockholders, (ii) approving and declaring advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (iii) recommending that Millennium's stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer and adopt the Merger Agreement.

        A more complete description of the reasons for the Millennium Board's approval of the Offer and the Merger will be set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 that is being mailed to you at the same time as or shortly after this Offer to Purchase.

If a majority of the Shares are tendered and accepted for payment, will Millennium continue as a public company?

        No. Following the purchase of Shares in the Offer, we expect to consummate the Merger. If the Merger takes place, Millennium will no longer be publicly owned. Even if for some reason the Merger does not take place, if we purchase all of the tendered Shares, there may be so few remaining stockholders and publicly held Shares that Millennium's common stock will no longer be eligible to be traded through the NASDAQ Global Select Market ("Nasdaq") or other securities exchanges, there may not be an active public trading market for Millennium common stock, and Millennium may no

S-v

longer be required to make filings with the SEC or otherwise comply with the SEC rules relating to publicly held companies.

        See Section 13—"Certain Effects of the Offer."

If I decide not to tender, how will the Offer affect my Shares?

        If the Offer is consummated and certain other conditions are satisfied, Purchaser will merge with and into Millennium and all then outstanding Shares (other than those held by Millennium, TPC, Takeda America or any wholly-owned subsidiary of Takeda America or Millennium or by stockholders who exercise appraisal rights under Delaware law) will be cancelled and converted in the Merger into the right to receive an amount in cash equal to the highest price per Share paid pursuant to the Offer, without interest thereon and less any required withholding taxes. If we purchase Shares in the Offer, we will have sufficient voting power to adopt the Merger Agreement without the affirmative vote of any other stockholder of Millennium. Furthermore, if pursuant to the Offer or otherwise we own in excess of 90% of the outstanding Shares, we may effect the Merger without any further action by the stockholders of Millennium.

        See Section 11—"The Transaction Documents," including the subsection entitled "The Merger Agreement."

        If the Merger is consummated, Millennium's stockholders who do not tender their Shares in the Offer will, unless they validly exercise appraisal rights (as described below), be entitled to receive the same amount of cash per Share that they would have received had they tendered their Shares in the Offer. Therefore, if the Offer and the Merger are consummated, the only differences to you between tendering your Shares and not tendering your Shares in the Offer are that (i) you will be paid earlier if you tender your Shares in the Offer and (ii) appraisal rights will not be available to you if you tender Shares in the Offer but will be available to you in the Merger. See Section 17—"Appraisal Rights." If the Offer is consummated but the Merger is not consummated, however, the number of Millennium's stockholders and the number of Shares that are still in the hands of the public may be so small that there will no longer be an active public trading market (or, possibly, there may not be any public trading market) for the Shares. Also, as described below, Millennium may cease making filings with the SEC or otherwise may not be required to comply with the rules relating to publicly held companies.

        See the "Introduction" to this Offer to Purchase and Section 13—"Certain Effects of the Offer."

What is the market value of my Shares as of a recent date?

        On April 9, 2008, the last full day of trading before the public announcement of the terms of the Offer and the Merger, the reported closing sales price of the Shares on Nasdaq was $16.35 per Share.

        We encourage you to obtain a recent quotation for the Shares in deciding whether to tender your Shares.

        See Section 6—"Price Range of Shares; Dividends."

What is the "Top-Up Option" and when will it be exercised?

        Under the Merger Agreement, if we do not acquire at least 90% of the outstanding Shares in the Offer after our acceptance of and payment for Shares pursuant to the Offer, we have the option, subject to certain limitations, to purchase from Millennium at a price per Share equal to the Offer Price up to the number of additional shares sufficient to cause us to own one share more than 90% of the Shares then outstanding to enable us to effect a short-form merger under Delaware law. We refer to this option as the "Top-Up Option." The number of additional Shares that we can purchase under the Top-Up Option is limited to the number of authorized but unissued shares of Millennium common

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stock (including as authorized but unissued any Shares held by Millennium but excluding shares reserved for issuance under outstanding convertible notes, options and restricted stock units). We have agreed to exercise the Top-Up Option if doing so would allow us to consummate the Merger without a vote of Millennium's stockholders pursuant to Section 253 of the General Corporation Law of the State of Delaware (the "DGCL").

Will I have appraisal rights in connection with the Offer?

        No appraisal rights will be available to you in connection with the Offer. However, stockholders will be entitled to appraisal rights in connection with the Merger if they do not tender their Shares in the Offer and do not vote in favor of the adoption of the Merger Agreement, subject to and in accordance with Delaware law. Stockholders must properly perfect their right to seek appraisal under Delaware law in connection with the Merger in order to exercise appraisal rights.

        See Section 17—"Appraisal Rights."

What will happen to my employee stock options in the Offer?

        The Offer is made only for Shares and is not made for any employee stock options to purchase Shares that were granted under any Millennium stock plan ("Options"). Pursuant to the Merger Agreement, each Option that is outstanding immediately prior to the effective time of the Merger (the "Effective Time") will become fully vested and be cancelled immediately following the Effective Time in exchange for the right to receive an amount in cash, without interest and less any required withholding taxes, equal to the excess of the Offer Price over the per Share exercise price for each Share subject to the Option. If the exercise price of an Option is equal to or greater than the Offer Price, the Option will be cancelled, without any consideration being payable in respect thereof, and have no further force or effect.

What will happen to my restricted stock or restricted stock units in the Offer?

        Pursuant to the Merger Agreement, each outstanding share of restricted stock and each outstanding restricted stock unit will be converted immediately prior to the Effective Time into the right to a restricted cash payment equal to the Offer Price (net of applicable taxes). Such restrictions will lapse immediately following the Effective Time, at which time the payment shall be made.

What are the consequences of the Merger for Millennium employees who participate in the Employee Stock Purchase Plan (ESPP)?

        The current offering period under Millennium's 1996 Employee Stock Purchase Plan, or ESPP, will close in its ordinary course and ESPP options from the current period will be exercised as scheduled at the end of April. Upon the closing of the Merger, any future contributions under new offering periods will be returned and the ESPP will be terminated.

What are the material United States federal income tax consequences of tendering Shares?

        The receipt of cash in exchange for your Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, you will recognize capital gain or loss in an amount equal to the difference between the amount of cash you receive and your adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. This capital gain or loss will be long-term capital gain or loss if you have held the Shares for more than one year as of the date of your sale or exchange of the Shares pursuant to the Offer or the Merger. See Section 5—"Certain United States Federal Income Tax Consequences" for a more detailed discussion of the tax treatment of the Offer.

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        We urge you to consult with your own tax advisor as to the particular tax consequences to you of the Offer and the Merger.

Who should I call if I have questions about the Offer?

        You may call Altman Group, the information agent for the Offer (the "Information Agent"), at (212) 681-9600. See the back cover of this Offer to Purchase for additional contact information. If you own your Shares through a broker, commercial bank, trust company or nominee, you may contact such broker, commerical bank, trust company or nominee for assistance with the Offer.

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To the Holders of Shares of
Common Stock of Millennium Pharmaceuticals, Inc.:

INTRODUCTION

        We, Mahogany Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Takeda America Holdings, Inc., a New York corporation ("Takeda America"), which is a wholly-owned subsidiary of Takeda Pharmaceutical Company Limited, a corporation organized under the laws of Japan ("TPC"), are offering to purchase for cash all outstanding shares of common stock, par value $0.001 per share (the "Shares" and each, a "Share"), of Millennium Pharmaceuticals, Inc., a Delaware corporation ("Millennium" or the "Company"), at a price of $25.00 per Share (the "Offer Price"), net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which collectively, as each may be amended or supplemented from time to time, constitute the "Offer").

        We are making the Offer pursuant to an Agreement and Plan of Merger, dated as of April 10, 2008 (as it may be amended from time to time, the "Merger Agreement"), by and among Takeda America, Purchaser, TPC (for certain provisions) and Millennium. The Merger Agreement provides, among other things, for the making of the Offer and also provides that following the consummation of the Offer and subject to certain conditions, Purchaser will be merged with and into Millennium (the "Merger"), with Millennium continuing as the surviving corporation, wholly-owned by Takeda America. Pursuant to the Merger Agreement, at the effective time of the Merger (the "Effective Time"), each Share outstanding immediately prior to the Effective Time (other than Shares held by Millennium, TPC, Takeda America or Purchaser, or their wholly-owned subsidiaries, all of which will be cancelled and shall cease to exist, and any Shares held by stockholders who properly exercise their appraisal rights under Delaware law in connection with the Merger as described in Section 17—"Appraisal Rights") will be converted into the right to receive an amount in cash equal to the highest price per Share paid in the Offer, without interest thereon and less any required withholding taxes. The Merger Agreement is more fully described in Section 11—"The Transaction Documents," which also contains a discussion of the treatment of employee stock options ("Options"), restricted stock and restricted stock units.

        Tendering stockholders who are record owners of their Shares and who tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, commercial bank or other nominee should consult such institution as to whether it charges any service fees or commissions.

        The Millennium Board of Directors has represented to us, among other things, that it has unanimously adopted resolutions (i) declaring that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of Millennium and its stockholders, (ii) approving and declaring advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (iii) recommending that Millennium's stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer and adopt the Merger Agreement.

        A more complete description of the reasons for the Millennium Board's approval of the Offer and the Merger will be set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 that is being mailed to you at the same time as or shortly after this Offer to Purchase.

        The Offer is conditioned upon, among other things, (i) the satisfaction of the Minimum Tender Condition (as described below) and (ii) the expiration or termination of all statutory waiting periods

(and any extensions thereof) applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the antitrust laws of the Federal Republic of Germany and the Republic of Austria (the "Regulatory Condition"). The Minimum Tender Condition requires that the number of Shares that have been validly tendered and not properly withdrawn prior to the expiration of the Offer, together with any Shares beneficially owned by TPC, Takeda America or any subsidiary thereof, equals at least a majority of the Shares outstanding on a fully diluted basis on the date of purchase ("fully diluted basis" meaning the number of Shares outstanding, plus (i) the number of Shares issuable upon the exercise of all then outstanding vested Options and (ii) the number of Shares into which Millennium's then outstanding convertible notes may be converted). The Offer also is subject to other conditions set forth in this Offer to Purchase. See Section 15—"Certain Conditions of the Offer."

        Consummation of the Merger is conditioned upon, among other things, the adoption of the Merger Agreement by the requisite vote of stockholders of Millennium, if required by Delaware law. Under Section 251 of the DGCL, the affirmative vote of a majority of the outstanding Shares is the only vote of any class or series of Millennium's capital stock that would be necessary to adopt the Merger Agreement at any required meeting of Millennium's stockholders. If we purchase Shares in the Offer, we will have sufficient voting power to adopt the Merger Agreement without the affirmative vote of any other stockholder of Millennium. In addition, Delaware law provides that if a corporation owns at least 90% of the outstanding shares of each class of stock of a subsidiary corporation otherwise entitled to vote on the merger, the corporation holding such stock may merge such subsidiary into itself, or itself into such subsidiary, without any action or vote on the part of the Board of Directors or the stockholders of such other corporation. Under the Merger Agreement, if, after the expiration of the Offer or the expiration of any subsequent offering period, TPC, Purchaser and Takeda America, taken together, own at least 90% of the outstanding Shares (including shares issued pursuant to the Top-Up Option), Takeda America and Purchaser are required to take all necessary and appropriate action to cause the Merger to become effective, without a meeting of the holders of Shares. If a vote of Millennium's stockholders is required to adopt the Merger Agreement, we have agreed to cause all Shares purchased pursuant to the Offer and all other Shares beneficially owned by TPC, Takeda America, Purchaser or any subsidiary of TPC or Takeda America to be voted in favor of the adoption of the Merger Agreement.

        This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1.     Terms of the Tender Offer

        Purchaser is offering to purchase all of the outstanding Shares of Millennium. According to Millennium, as of April 7, 2008, there were 326,704,024 Shares issued and outstanding, options to purchase 21,718,903 Shares issued and outstanding, 41,853,826 Shares reserved and available for issuance upon or otherwise deliverable in connection with the grant of awards under Millennium's stock plans or the exercise of Options and 17,045,032 Shares reserved and available for issuance upon conversion of Millennium's convertible notes. As of April 7, 2008, outstanding options to purchase 16,472,555 Shares were vested and exercisable and outstanding options to purchase 13,661,517 Shares had exercise prices per share lower than the Offer Price.

        Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn as permitted under Section 4—"Withdrawal Rights." The term "Expiration Date" means 12:00 midnight, New York City time, at the end of Thursday, May 8, 2008, unless we, in accordance with the Merger

Agreement, extend the period during which the Offer is open, in which event the term "Expiration Date" means the latest time and date at which the Offer, as so extended, expires.

        The Offer is conditioned upon, among other things, the satisfaction of the Minimum Tender Condition, the Regulatory Condition and the other conditions described in Section 15—"Certain Conditions of the Offer."

        We have agreed in the Merger Agreement that if at the scheduled Expiration Date any of the conditions to our obligation to purchase the Shares have not been satisfied or waived, we shall extend (and re-extend) the Offer for one or more periods of not more than 10 business days each until the earlier to occur of (i) a date as of which all of the Offer Conditions have been satisfied or waived and (ii) October 31, 2008 (the "Walk Away Date"). We shall also extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer or any period required by any other law.

        We have further agreed in the Merger Agreement that, without the consent of Millennium, we will not (i) reduce the number of Shares subject to the Offer; (ii) reduce the Offer Price; (iii) change or waive the Minimum Tender Condition; (iv) extend the Offer, except (A) as required by law, (B) to comply with SEC rules and regulations in connection with an increase in the Offer Price of at least $0.25 per Share, or (C) as otherwise set forth in the immediately preceding paragraph; (v) change the form of the consideration payable in the Offer; (vi) amend, modify or supplement any of the Offer Conditions in any manner adverse to the holders of Shares or that would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Offer or prevent or materially delay or impair the ability of Takeda America or Purchaser to consummate the Offer or the Merger or the other transactions contemplated by the Merger Agreement; or (vii) impose any condition to the Offer other than the Offer Conditions.

        If we extend the Offer, are delayed in our acceptance for payment of or payment (whether before or after our acceptance for payment for Shares) for Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4—"Withdrawal Rights." However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires us to pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

        Except as set forth above, and subject to the applicable rules and regulations of the SEC, we expressly reserve the right to waive any condition to the Offer (other than the Minimum Tender Condition, which may not be waived without Millennium's prior consent), increase the Offer Price and/or modify the other terms of the Offer. Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which we may choose to make any public announcement, we currently intend to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

        If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. In the SEC's view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders and, with respect to a change in price or a change in percentage of securities sought, a minimum of ten business days generally is required to allow for adequate dissemination to stockholders and investor response.

        If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

        We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the expiration of the Offer and any extensions thereof, any of the conditions to the Offer have not been satisfied or upon the occurrence of any of the events set forth in Section 15—"Certain Conditions of the Offer." Under certain circumstances, we may terminate the Merger Agreement and the Offer.

        Following our acceptance of and payment for Shares tendered in the Offer (the "Acceptance Time"), we may, without the consent of Millennium, elect to provide for a subsequent offering period (a "Subsequent Offering Period") in accordance with Rule 14d-11 of the Exchange Act for up to 20 business days if at the commencement of the Subsequent Offering Period, the number of Shares owned by us and our affiliates represents less than 90% of the outstanding number of Shares. The Merger Agreement obligates us to provide for a Subsequent Offering Period of at least 10 business days, if requested by Millennium, in the event that, at the Acceptance Time, TPC, Takeda America, Purchaser and their respective subsidiaries own more than 80% but less than 90% of the Shares outstanding at that time, unless the exercise of the Top-Up Option described below would result in such entities owning not less than 90% of the outstanding Shares. We are required pursuant to the Merger Agreement to as promptly as practicable accept and pay for Shares validly tendered during the Subsequent Offering Period.

        Except to the extent required by the Merger Agreement, we do not currently intend to provide a Subsequent Offering Period for the Offer, although we reserve the right to do so. If we elect to provide or extend any Subsequent Offering Period, a public announcement of such inclusion or extension will be made no later than 9:00 a.m., New York City time, on the next business day following the Expiration Date.

        Under the Merger Agreement, if we do not acquire at least 90% of the outstanding Shares in the Offer after our acceptance of, and payment for Shares pursuant to the Offer, we have the option, subject to certain limitations, to purchase from Millennium at a price per Share equal to the Offer Price up to the number of additional Shares sufficient to cause us to own one Share more than 90% of the Shares then outstanding, in order to enable us to effect a short-form merger under Delaware law. We refer to this option as the "Top-Up Option." The number of additional Shares that we can purchase under the Top-Up Option is limited to the number of authorized but unissued shares of Millennium common stock (including as authorized but unissued any Shares held by Millennium but excluding the number of shares reserved for issuance under its outstanding convertible notes, options and restricted stock units). We agreed in the Merger Agreement to exercise the Top-Up Option if doing so would allow us to consummate the Merger without a vote of Millennium's stockholders pursuant to Section 253 of the DGCL.

        Millennium has provided us with Millennium's stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed (along with the Schedule 14D-9, which will be mailed together with or shortly following the Offer to Purchase and Letter of Transmittal) to record holders of Shares whose names appear on Millennium's stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing.

2.     Acceptance for Payment and Payment for Shares

        Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we will accept for payment and pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer as promptly as practicable following the later of (i) the earliest date as of which we are permitted under applicable law to accept such Shares for payment and (ii) the earliest date as of which each of the conditions of the Offer set forth in Section 15—"Certain Conditions of the Offer" shall have been satisfied or waived. If we elect to provide a Subsequent Offering Period (or are required to do so upon Millennium's request), we will accept for payment and pay for all Shares validly tendered and not withdrawn during such Subsequent Offering Period as promptly as practicable after any such Shares are tendered during any Subsequent Offering Period and in any event in compliance with Rule 14d-11 under the Exchange Act.

        For information with respect to approvals that we are required to obtain prior to completion of the Offer, including under the HSR Act and the laws and regulations of the Federal Republic of Germany and the Republic of Austria, see Section 16—"Certain Legal Matters; Regulatory Approvals."

        If we extend the Offer, are delayed in our acceptance for payment of or payment for Shares or are unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer (but subject to compliance with Rule 14e-1(c) under the Exchange Act), the Depositary may, nevertheless, on our behalf, retain tendered Shares, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to do so as described in Section 4—"Withdrawal Rights."

        In all cases, we will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the "Share Certificates") or confirmation of a book-entry transfer of such Shares (a "Book-Entry Confirmation") into the Depositary's account at The Depository Trust Company (the "Book-Entry Transfer Facility") or an affidavit of loss relating to such Share Certificates, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent's Message (as defined below) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

        The term "Agent's Message" means a message, transmitted by a Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, that states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

        For purposes of the Offer (including during a Subsequent Offering Period), we will be deemed to have accepted for payment Shares validly tendered and not properly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4—"Withdrawal Rights" and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will we pay interest on the purchase price for Shares by reason of any extension of the Offer or any delay in making such payment.

        If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing such unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3—"Procedures for Accepting the Offer and Tendering Shares," such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), as promptly as practicable following the expiration or termination of the Offer.

3.     Procedures for Accepting the Offer and Tendering Shares

        Valid Tenders.    In order for a stockholder validly to tender Shares pursuant to the Offer, either (i) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (A) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or (B) such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date, or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described below under "Guaranteed Delivery."

        Book-Entry Transfer.    The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary's account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility's procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent's Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedure described below. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

        Signature Guarantees.    No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in the Book-Entry Transfer Facility's systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such holder has completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program or any other "eligible guarantor institution," as such term is defined in Rule 17Ad-15 of the Exchange Act (each an "Eligible Institution" and collectively "Eligible Institutions"). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name(s) of a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

        Guaranteed Delivery.    If a stockholder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing such stockholder's Shares are not immediately available or such stockholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

  •
  such tender is made by or through an Eligible Institution;

  •
  a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by us, is received prior to the Expiration Date by the Depositary as provided below; and

  •
  the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message), and any other documents required by the Letter of Transmittal are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery. A "trading day" is any day on which quotations are available for shares listed on Nasdaq.

        The Notice of Guaranteed Delivery may be delivered by hand or transmitted by manually signed facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by Purchaser.

        Notwithstanding any other provision of this Offer, payment for Shares tendered and accepted for payment pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) certificates evidencing such Shares or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent's Message in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

        The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the option and risk of the tendering stockholder, and the delivery will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

        No alternative, conditional or contingent tenders will be accepted, and no fractional Shares will be purchased. By executing the Letter of Transmittal (or facsimile thereof), the tendering stockholder waives any right to receive any notice of the acceptance for payment of the Shares.

        The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder's acceptance of the Offer, as well as the tendering stockholder's representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer.

        Determination of Validity.    All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion, which determination shall be final and binding on all parties. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to our satisfaction. None of Purchaser, the Depositary, the Dealer Manager, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

        Appointment.    By executing the Letter of Transmittal as set forth above, the tendering stockholder will irrevocably appoint Purchaser or designees of Purchaser as such stockholder's attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder's rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment and pay for Shares tendered by such stockholder as provided herein and deposit the purchase price therefor with the Depositary. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of Millennium's stockholders, or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of stockholders.

        Backup Withholding.    Under the "backup withholding" provisions of United States federal income tax law, the Depositary may be required to withhold and pay over to the Internal Revenue Service 28% of the amount of any payments pursuant to the Offer. In order to prevent backup federal income tax withholding with respect to payments to certain stockholders of the Offer Price for Shares purchased pursuant to the Offer, each such stockholder must provide the Depositary with such stockholder's correct taxpayer identification number ("TIN") and certify that such stockholder is not subject to backup withholding by completing the Substitute Form W-9 in the Letter of Transmittal. Certain stockholders (including, among others, all corporations and certain foreign individuals and entities) may not be subject to backup withholding. If a stockholder does not provide its correct TIN or fails to provide the certifications described above, the Internal Revenue Service may impose a penalty on the stockholder and payment to the stockholder pursuant to the Offer may be subject to backup withholding. All stockholders surrendering Shares pursuant to the Offer who are U.S. persons (as defined for U.S. federal income tax purposes) should complete and sign the Substitute Form W-9 included in the Letter of Transmittal to provide the information necessary to avoid backup withholding. Foreign stockholders should complete and sign the appropriate Form W-8 (a copy of which may be obtained from the Depositary) in order to avoid backup withholding. Such stockholders should consult a tax advisor to determine which Form W-8 is appropriate. See Instruction 8 of the Letter of Transmittal.

4.     Withdrawal Rights

        Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable.

        Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after June 9, 2008.

        For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3—"Procedures for Accepting the Offer and Tendering Shares," any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

        Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 3—"Procedures for Accepting the Offer and Tendering Shares" at any time prior to the Expiration Date.

        No withdrawal rights will apply to Shares tendered during a Subsequent Offering Period and no withdrawal rights apply during the Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment. See Section 1—"Terms of the Tender Offer."

        We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal and our determination will be final and binding. None of Purchaser, the Depositary, the Dealer Manager, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.     Certain United States Federal Income Tax Consequences

        The following is a summary of certain United States federal income tax consequences of the Offer and the Merger to stockholders of Millennium whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. The discussion is for general information only and does not purport to consider all aspects of United States federal income taxation that might be relevant to stockholders of Millennium. The discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing, proposed and temporary regulations thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with a retroactive effect. The discussion applies only to stockholders of Millennium in whose hands Shares are capital assets within the meaning of Section 1221 of the Code. This discussion does not apply to Shares received pursuant to the exercise of employee stock options or otherwise as compensation, or to certain types of stockholders (such as insurance companies, tax-exempt organizations, financial institutions and broker-dealers) who may be subject to special rules. This discussion does not discuss the United States federal income tax consequences to any stockholder of Millennium who, for United States federal income tax purposes, is a nonresident alien individual, a foreign corporation, a foreign partnership or a foreign estate or trust, nor does it consider the effect of any foreign, state or local tax laws.

        Because individual circumstances may differ, each stockholder should consult its, his or her own tax advisor to determine the applicability of the rules discussed below and the particular tax effects of the Offer and the Merger on a beneficial holder of Shares, including the application and effect of the alternative minimum tax and any state, local and foreign tax laws.

        The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. In general, a stockholder who sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received and the stockholder's adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged for cash pursuant to the Merger. Such gain or loss will be long-term capital gain or loss provided that a stockholder's holding period for such Shares is more than one year at the time of consummation of the Offer or the Merger, as the case may be. Capital gains recognized by an individual upon a disposition of a Share that has been held for more than one year generally will be subject to a maximum United States federal income tax rate of 15%. In the case of a Share that has been held for one year or less, such capital gains generally will be subject to tax at ordinary income tax rates. Certain limitations apply to the use of a stockholder's capital losses.

        A stockholder whose Shares are purchased in the Offer or exchanged for cash pursuant to the Merger may be subject to backup withholding unless certain information is provided to the Depositary or an exemption applies. See Section 3—"Procedures for Accepting the Offer and Tendering Shares."

6.     Price Range of Shares; Dividends

        The Shares currently trade on Nasdaq under the symbol "MLNM." According to Millennium, as of the close of business on April 7, 2008: (A) 326,704,024 Shares were issued and outstanding, including in each case the associated preferred share purchase rights issued pursuant to Millennium's rights agreement; (B) no shares of Millennium preferred stock were issued or outstanding; (C) no Shares were held by Millennium in its treasury; (D) there were outstanding Options to purchase 21,718,903 Shares and 41,853,826 Shares were reserved for issuance under Millennium's equity incentive plans (including upon exercise of the Options); and (E) there was outstanding $250,000,000 in aggregate principal amount of Millennium's 2.25% Convertible Senior Notes due November 15, 2011 convertible into 17,045,032 Shares (after giving effect to any adjustment relating to the Offer Price and assuming the Acceptance Time occurs on May 15, 2008).

        The following table sets forth, for the periods indicated, the high and low sale prices per Share for each quarterly period presented, as reported by Nasdaq based on published financial sources.

	High	Low
Year Ended December 31, 2006
First Quarter	$11.25	$9.56
Second Quarter	$11.46	$7.83
Third Quarter	$11.04	$8.75
Fourth Quarter	$12.08	$9.70
Year Ending December 31, 2007
First Quarter	$11.57	$10.20
Second Quarter	$12.29	$9.85
Third Quarter	$10.89	$9.49
Fourth Quarter	$16.62	$10.06
Year Ending December 31, 2008
First Quarter	$17.19	$12.82
Second Quarter (through April 10, 2008)	$24.51	$15.39

        On April 9, 2008, the last full day of trading before the public announcement of the terms of the Offer and the Merger, the reported closing sales price of the Shares on Nasdaq was $16.35 per Share. The Offer Price represents a premium of 52.9% over the closing price on the last full day of trading before the public announcement of the Offer and the Merger. Millennium has never paid any dividends on the Shares. Under the terms of the Merger Agreement, Millennium is not permitted to declare or pay dividends with respect to the Shares. Stockholders are urged to obtain a current market quotation for the Shares.

7.     Certain Information Concerning Millennium

        General.    Millennium is a Delaware corporation with its principal executive offices located at 40 Landsdowne Street, Cambridge, MA 02139 USA. The telephone number at that location is (617) 679-7000. Millennium is an innovation-driven biopharmaceutical company focused on discovering, developing and commercializing medicines to improve the lives of patients with cancer, inflammatory bowel diseases and other inflammatory diseases.

        Except as specifically described herein, the information concerning Millennium contained in this Offer to Purchase has been taken from or is based upon information furnished by Millennium or its representatives or upon publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to Millennium's public filings with the SEC (which may be obtained and inspected as described below) and should be reviewed in conjunction with the more comprehensive financial and other information contained in such reports and other publicly available information. None of TPC, Takeda America, Purchaser or any of their affiliates has any knowledge that would indicate that any statements contained herein based on such documents and records are untrue. However, none of TPC, Takeda America, Purchaser or any of their affiliates assumes any responsibility for the accuracy or completeness of the information concerning Millennium, whether furnished by Millennium or contained in such documents or records, or for any failure by Millennium to disclose events that may have occurred or may affect the significance or accuracy of any such information but that are unknown to TPC, Takeda America, Purchaser or their affiliates.

        Available Information.    Millennium is subject to the information and reporting requirements of the Exchange Act and, in accordance therewith, is obligated to file annual, quarterly and current reports and other information with the SEC relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning Millennium's directors and officers, their remuneration, stock options granted to them, the principal holders of Millennium's securities, any material interests of such persons in transactions with Millennium and other matters is required to be disclosed in proxy statements distributed to Millennium's stockholders and filed with the SEC. Such reports, proxy statements and other information are available for inspection at the public reference room at the SEC's offices at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information regarding the public reference room may be obtained from the SEC by telephoning 1-800-SEC-0330. Copies may be obtained, by mail, upon payment of the SEC's customary charges, by writing to its principal office at 100 F Street, N.E., Room 1580, Washington, D.C. 20549 and can be obtained electronically on the SEC's website at http://www.sec.gov.

        Millennium made available to us certain non-public business and financial information about Millennium, including financial projections through the fiscal year ending December 31, 2013 ("fiscal 2013"). These projections included the following estimates of Millennium's future financial performance:

	Projected
	2008	2009	2010	2011	2012	2013
	(unaudited, amounts in millions)
Total revenues	$548	$710	$873	$1,063	$1,293	$1,520
Operating income	53	142	289	453	543	736
Non-GAAP net operating income	87	178	332	333	400	533
GAAP adjustments	(65)	(68)	(69)	(70)	(68)	(68)
GAAP income	22	110	263	263	332	464

        Projected non-GAAP net operating income in the table above excludes restructuring charges, amortization and stock-based compensation.

        These projections incorporated the likelihood of each of Millennium's pipeline products, other than MLN 0002, reaching the market was probability weighted based on management's views. These projections assumed that MLN 0002 would reach the market in 2012.

        Millennium's non-public business and financial information and projections through fiscal 2013 that Millennium provided to TPC and Takeda America during the course of their due diligence investigation of Millennium were provided solely in connection with such due diligence investigation and not expressly for inclusion or incorporation by reference in any Offer documents. There is no guarantee that any projections will be realized, or that the assumptions on which they are based will prove to be correct.

        Millennium has advised TPC and Takeda America that it does not as a matter of course make public any projections as to future performance or earnings, other than limited guidance for periods no longer than one year, and the projections set forth above are included in this Offer to Purchase only because this information was provided to TPC and Takeda America. The projections were not prepared with a view to public disclosure or compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The projections do not purport to present operations in accordance with U.S. generally accepted accounting principles, and Millennium's independent registered public accounting firm has not examined, compiled or otherwise applied procedures to the projections and accordingly assumes no responsibility for them. Millennium has advised TPC and Takeda America that its internal financial forecasts, upon which the projections were based in part, are, in general, prepared solely for internal use, such as budgeting and other management decisions, and are subjective in many respects. As a result, these internal financial forecasts are susceptible to interpretations and periodic revision based on actual experience and business developments. The projections reflect numerous assumptions made by the management of Millennium and general business, economic, market and financial conditions and other matters, all of which are difficult to predict and many of which are beyond Millennium's, TPC's or Takeda America's control. Accordingly, there can be no assurance that the assumptions made in preparing the projections will prove accurate or that any of the projections will be realized.

        Millennium has advised that it expects, and TPC and Takeda America also expect, that there will be differences between actual and projected results, and actual results may be materially greater or less than those contained in the projections due to numerous risks and uncertainties, including but not limited to the important factors listed under "Item 1A. Risk Factors" in Millennium's Annual Report on Form 10-K for the year ended December 31, 2007. All projections are forward-looking statements, and these and other forward-looking statements are expressly qualified in their entirety by the risks and uncertainties identified in Millennium's Form 10-K.

        The inclusion of the projections herein should not be regarded as an indication that any of Millennium, TPC, Takeda America or their respective affiliates or representatives considered or consider the projections to be a prediction of actual future events, and the projections should not be relied upon as such. None of Millennium, TPC, Takeda America or any of their respective affiliates or representatives intends to update or otherwise revise the projections to reflect circumstances existing or arising after the date such projections were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the projections are shown to be in error.

        Holders of Shares are cautioned not to place undue reliance on the projections included in this Offer to Purchase.

        On March 25, 2008, TPC sent a draft exclusivity agreement to Ms. Protopapas. Representatives from Millennium and TPC and each company's counsel negotiated the terms of the exclusivity agreement throughout that day and into the following morning. 8.     Certain Information Concerning TPC, Takeda America and Purchaser

        TPC is a Japanese corporation. TPC's principal executive offices are located at 1-1, Doshomachi 4-chome, Chuo-ku, Osaka 540-8645, Japan. The telephone number of TPC's principal executive offices is +81 6 6204-2111. TPC is a research-based global pharmaceutical company. TPC is engaged in the discovery, development, manufacturing, marketing, importing and exporting of pharmaceutical drugs.

        Takeda America is a New York corporation. Takeda America's principal executive offices are located at 767 Third Avenue, 8th Floor, New York, NY 10017, USA. The telephone number of Takeda America's principal executive offices is (212) 421-6954. As a wholly-owned subsidiary of TPC, Takeda America handles cash management and investment activities for TPC within the North America region.

        Purchaser is a Delaware corporation and a wholly-owned subsidiary of Takeda America. Purchaser was organized by TPC to acquire Millennium and has not conducted any unrelated activities since its organization. All outstanding shares of the capital stock of Purchaser are wholly-owned by Takeda America. Purchaser's principal executive offices are located at the same address as Takeda America's principal executive office listed above, and its telephone number at that address is the same telephone number as Takeda America's telephone number listed above.

        The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of TPC, Takeda America and Purchaser are listed in Schedule I to this Offer to Purchase.

        During the last five years, none of TPC, Takeda America, Purchaser or, to the best knowledge of TPC, Takeda America and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

        Except as described in this Offer to Purchase and in Schedule I hereto, (i) none of TPC, Takeda America, Purchaser or, to the best knowledge of TPC, Takeda America and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of TPC, Takeda America and Purchaser or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of TPC, Takeda America, Purchaser or, to the best knowledge of TPC, Takeda America and Purchaser, any of the persons or entities referred to in Schedule I hereto nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past 60 days.

        Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of TPC, Takeda America, Purchaser or, to the best knowledge of TPC, Takeda America and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Millennium, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

        Except as set forth in this Offer to Purchase, none of TPC, Takeda America, Purchaser or, to the best knowledge of TPC, Takeda America and Purchaser, any of the persons listed on Schedule I hereto, has had any business relationship or transaction with Millennium or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between TPC, Takeda America, Purchaser or any of its other subsidiaries or, to the best knowledge of TPC, Takeda America, Purchaser and any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Millennium or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two years.

9.     Source and Amount of Funds

        Purchaser estimates that it will need approximately $8.8 billion to purchase all of the Shares pursuant to the Offer, to cash out certain employee options, restricted stock and restricted stock units, to fund amounts that may become payable under Millennium's outstanding convertible notes, and to consummate the Merger, plus related fees and expenses. Takeda America or TPC will provide Purchaser with sufficient funds to purchase all Shares properly tendered in the Offer and to provide funding for our Merger with Millennium, which is expected to follow the successful completion of the Offer in accordance with the terms and conditions of the Merger Agreement. The Offer is not conditioned upon our ability to finance the purchase of Shares pursuant to the Offer. In addition, Takeda America expects to obtain the necessary funds from existing cash balances, cash equivalents and currently available sources of credit. Pursuant to the Merger Agreement, TPC has unconditionally guaranteed the full and complete performance by Takeda America and Purchaser of their respective obligations under the Merger Agreement.

        Purchaser does not think its financial condition is relevant to a decision by the holders of Shares whether or not to tender Shares and accept the Offer because:

  •
  the Offer is being made for all outstanding Shares solely for cash;

  •
  Purchaser, through TPC, which has unconditionally guaranteed Purchaser's obligations under the Merger Agreement, will have sufficient funds available to purchase all Shares validly tendered and not properly withdrawn in the Offer in light of TPC's and Takeda America's financial capacity in relation to the amount of consideration payable;

  •
  the Offer is not subject to any financing condition; and

  •
  if Purchaser consummates the Offer, it expects to acquire any remaining Shares for the same cash price in the Merger.

10.   Background of the Offer; Past Contacts or Negotiations with Millennium

        TPC continually evaluates its strategic opportunities to strengthen its business and deliver long-term value to its stockholders. As part of its long-term strategic planning, TPC has identified the continued expansion of its global oncology business and its U.S. operations as an important part of its long-term strategy, in addition to pursuing growth opportunities in its other drug businesses. In furtherance of this objective, in early 2007, TPC established a formal project team (the "Oncology Project Team"), consisting of executives and other key employees, to focus on oncology business strategies and the expansion of TPC's U.S. operations, including by seeking out and evaluating strategic acquisition candidates, as well as by establishing collaborative research and development efforts.

        These activities have resulted in a number of important strategic developments for TPC, including, most recently:

  •
  entering into an exclusive collaboration with Amgen, Inc. in Japan, including acquiring Amgen's wholly owned subsidiary in Japan and obtaining rights with respect to certain early to mid-stage clinical-stage candidates across a range of therapeutic areas, including oncology, and entering into a global alliance with Amgen on the development and commercialization of another Amgen product candidate.

  •
  forming a global alliance with Cell Genesys, Inc. for the development and commercialization of Cell Genesys' lead product candidate for a prostate cancer vaccine.

  •
  consolidating its U.S. development and marketing functions pursuant to its agreement with Abbott Laboratories to conclude the TAP Pharmaceutical Products Inc. (TAP) joint venture, as a result of which Takeda Pharmaceuticals North America will absorb half of the TAP business, including most of its employees.

        As part of the above strategy, from time to time, TPC has had discussions with Millennium to explore potential collaborative ventures in oncology.

        In July 2007, Millennium's Chief Executive Officer, Deborah Dunsire, and its Senior Vice President, Corporate Development, Anna Protopapas, met with TPC's President, Yasuchika Hasegawa, and other members of TPC's senior management in Tokyo, Japan. The purpose of the meeting was to acquaint the senior management teams with one another and to discuss general areas of potential scientific collaboration between the companies.

        During the summer of 2007, business development personnel and scientists from TPC and Millennium continued to have further discussions about potential areas of collaboration, and the companies entered into a general confidentiality agreement to facilitate these discussions.

        In October and November 2007, senior scientists of Millennium and TPC met, respectively, at TPC's facilities in San Diego, California and at Millennium's headquarters in Cambridge, Massachusetts to discuss scientific capabilities and potential research collaborations.

        Based on these initial meetings, in the fall of 2007, the Oncology Project Team recommended that TPC formally evaluate Millennium as a potential strategic opportunity or relationship in furtherance of TPC's global oncology and U.S. business expansion plans.

        On December 3, 2007, TPC initiated the Project Millennium Evaluation team, an internal working group consisting of senior executives and scientists, to further focus TPC's strategic evaluation of Millennium. In addition, a Steering Committee (chaired by Dr. Kiyoshi Kitazawa, a Managing Director of TPC) was created consisting of both directors and certain senior executives. The purpose of the Steering Committee was to oversee this effort and to determine the optimal way to approach any strategic opportunities with Millennium, including evaluating the merits of an acquisition proposal involving Millennium.

        On December 5, 2007, Ms. Protopapas met with Hiroaki Ogata, TPC's then General Manager, Global Licensing and Business Development, in Boston, Massachusetts, to discuss the scope of a potential collaboration between Millennium and TPC.

        In mid-December 2007, senior executives and scientists at Millennium and TPC met in Japan to have further scientific discussions, followed by meetings between the respective business development personnel to discuss strategic opportunities, including forming a research collaboration relationship.

        On December 20, 2007, various members of TPC senior management and scientists met to review TPC's discussions with Millennium during the previous six months, including an assessment of the quality of the scientists at Millennium, the extensive drug discovery capabilities and infrastructure of Millennium, its commercialization and marketing expertise, the leading position of Millennium in oncology through its Velcade product and its pipeline of other drug candidates. Based on these attributes, senior management concluded that an acquisition of Millennium would significantly advance TPC's long-term strategic goals and that TPC should ascertain whether Millennium would be interested in discussing a potential acquisition proposal from TPC.

        On January 9, 2008, Mr. Hasegawa, Dr. Kitazawa and Ken Araki, a senior executive in TPC's business development department had a meeting with Dr. Dunsire and Ms. Protopapas during an industry conference. At that meeting, Mr. Hasegawa communicated TPC's interest in potentially acquiring Millennium as part of its global oncology expansion and discussed an overall strategic vision for TPC with Millennium.

        On January 21, 2008, the Steering Committee met with members of Project Millennium Evaluation team and other senior executives to discuss possible valuations of Millennium.

        On January 23, 2008, Mr. Hasegawa and Mr. Araki met with representatives from TPC's financial advisor, UBS Securities LLC ("UBS"), in Copenhagen, Denmark to discuss formulating an acquisition proposal for Millennium and potential valuation and other strategic matters regarding Millennium.

        On January 29, 2008, the Executive Committee of TPC, which consists of Kunio Takeda, the Chairman of the Board, and Mr. Hasegawa, discussed the potential terms of an acquisition proposal for Millennium.

        On January 31, 2008, based on TPC's internal valuation work, the board of directors of TPC approved the submission of a non-binding acquisition proposal to Millennium, as described below.

        On February 1, 2008, Mr. Hasegawa sent a letter to Dr. Dunsire setting forth a non-binding proposal to acquire 100% of Millennium's outstanding equity for a price of $23 per share in cash (with no financing condition), subject to due diligence and further valuation work. On January 31, 2008, the closing price of Millennium's common stock on the Nasdaq was $15.17 per share. This proposal requested a response by no later than February 22, 2008.

        On February 12, 2008, Dr. Dunsire telephoned Mr. Hasegawa to communicate that Millennium would give serious consideration to the letter and that she would be presenting the acquisition proposal to the Millennium board of directors at an upcoming meeting.

        On February 15, 2008, following a meeting of the Millennium Board, representatives of Millennium contacted representatives of Takeda to indicate that Millennium had determined to allow TPC to conduct limited due diligence on specific business, financial and legal matters.

        On February 20, 2008, TPC and Millennium entered into a confidentiality agreement to facilitate the exchange of information.

        On February 21, 2008, Millennium provided TPC limited access to an online secure data room containing due diligence information about Millennium. During the next six weeks, TPC and its advisors conducted due diligence on Millennium.

        On February 24, 2008, representatives from both companies met in Cambridge, Massachusetts to discuss TPC's initial proposed plans for integrating Millennium into the TPC family of companies and TPC's vision to build leadership in the oncology field with Millennium as the foundation.

        On February 25, 2008, representatives of TPC and Millennium held management sessions in Boston, Massachusetts, during which senior members of Millennium management and scientific teams presented a comprehensive overview of Millennium. Representatives from UBS and Millennium's financial advisor, Goldman Sachs & Co ("Goldman Sachs"), also attended.

        On March 11, 2008, based on the results of due diligence and TPC's further valuation work since the submission of its proposal to Millennium on February 1, 2008, the Steering Committee recommended to TPC's Executive Committee that TOC increase it proposed purchase price to $24 per share.

        On March 18, 2008, the Executive Committee approved the submission of a revised acquisition proposal to Millennium at a proposed purchase price of $24 per share in cash for 100% of the outstanding equity of Millennium. Also on March 18, 2008, Mr. Hasegawa telephoned Dr. Dunsire to communicate this revised proposal, which was later memorialized in writing.

        Following a Millennium Board meeting, Dr. Dunsire telephoned Mr. Hasegawa to communicate that the Millennium Board was not prepared to accept the acquisition proposal of $24 per share in cash and that TPC would need to offer $25 per share in cash for the Millennium Board to consider acceptance of an acquisition proposal by TPC. On March 19, 2008, representatives of Goldman Sachs telephoned representatives of UBS to convey the same message.

        On March 20, 2008, Mr. Hasegawa telephoned Dr. Dunsire to communicate that TPC would be willing to offer $25 per share in cash if Millennium would agree to a reasonable exclusivity period in which the parties would negotiate a definitive merger agreement that would provide for customary no-shop and fiduciary termination provisions and a break-up fee of 3.5% of the equity value of Millennium implied by the terms offered. On the prior evening, in accordance with TPC's instructions, representatives of UBS had telephoned representatives of Goldman Sachs to convey this same message.

        In telephone discussions between Goldman Sachs and UBS on March 22 and 23, 2008, representatives of UBS, in accordance with TPC's instructions, informed representatives of Goldman Sachs that TPC only would consider increasing the purchase price to $25 per share in cash if Millennium accepted TPC's request for an exclusivity period and that such period be for 30 days. In telephone discussions between Ms. Protopapas and Mr. Araki on March 23, 2008, Mr. Araki communicated this same message.

        On March 23, 2008, Dr. Dunsire telephoned Mr. Hasegawa to communicate that Millennium would be willing to proceed with negotiations with respect to an acquisition at $25 per share in cash and would consider entering into an exclusivity agreement if TPC would agree to decrease the proposed amount of the break-up fee to be contained in the definitive merger agreement and to other specified terms, including shortening the proposed length of the exclusivity period.

        On March 24, 2008, Mr. Hasegawa sent a letter to Dr. Dunsire setting forth TPC's proposal of $25 per share in cash for 100% of Millennium's outstanding equity, subject to completion of limited confirmatory due diligence and the following additional conditions:

  •
  establishing an exclusivity period for approximately 20 days (through April 13, 2008),

  •
  negotiating a definitive agreement with customary no-shop and fiduciary termination provisions and a break-up fee of 2.8% of the equity value, payable in the event, among others, that Millennium were to breach its no-shop obligation or if any third party were to make a competing proposal and the transaction with TPC was not consummated, and

  •
  executing retention agreements with key executives and employees of Millennium.

        This increased purchase price of $25 per share represented a premium of approximately 76% to Millennium's closing price of $14.17 on March 20, 2008 and 81% to the 30-day average.

        On March 25, 2008, the parties entered into the exclusivity agreement described above.

        On March 25, 2008, Edwards Angell Palmer & Dodge LLP ("EAPD"), counsel to TPC, distributed a draft merger agreement to Wilmer Cutler Pickering Hale and Dorr LLP ("WilmerHale"), counsel to Millennium. On March 27, 2008, WilmerHale provided EAPD comments to the draft merger agreement. On March 28, 2008, TPC, together with its counsel, and Millennium, together with its counsel, participated in a telephone conference to discuss WilmerHale's comments on the draft merger agreement.

        On March 28, 2008, the TPC Board discussed the terms of the proposed merger agreement in its then current form and voted to approve the terms of merger in substantially the form described therein.

        On March 31, 2008, TPC, together with its counsel and financial advisor, and Millennium, together with its counsel and financial advisor, met at the offices of WilmerHale to discuss the key terms of the draft merger agreement. In the evening of March 31, 2008, EAPD provided a revised draft of the merger agreement that responded to WilmerHale's comments.

        On April 1, 2008, TPC, together with its counsel and financial advisor, and Millennium, together with its counsel and financial advisor, met at the offices of WilmerHale to continue finalizing the terms of the merger agreement. At this meeting, the parties reached preliminary agreement on major unresolved issues. Later on April 1, 2008, WilmerHale provided a revised draft of the merger agreement to TPC and its counsel reflecting these discussions and the preliminary agreements of the parties. In the evening of April 1, 2008, following the completion of negotiations by the parties, Dr. Dunsire met with Mr. Kitazawa to discuss TPC's proposed operating model for Millennium following the merger.

        On April 2, 2008, TPC, together with its counsel and financial advisor, and Millennium, together with its counsel and financial advisor, met at the offices of WilmerHale to discuss a small number of open issues in the merger agreement. After reaching preliminary agreement with respect to these issues, Dr. Dunsire met with representatives from TPC for an initial discussion regarding retention arrangements proposed by TPC for key employees of Millennium. In addition, Mr. Hasegawa telephoned Dr. Dunsire that evening regarding proposed terms of a retention arrangement for Dr. Dunsire with TPC.

        On April 3, 2008, WilmerHale distributed a revised draft of the merger agreement to TPC and its counsel reflecting the matters discussed at the April 2, 2008 meeting. Also on April 3, 2008, WilmerHale distributed a draft tender and support agreement to be entered into by TPC and directors and executive officers of Millennium. In addition, on April 3 and April 4, 2008, TPC met with members of Millennium's management to discuss the proposed terms of retention arrangements with these individuals.

        On April 4, 2008, counsel for TPC and Millennium had various communications regarding the merger agreement and related acquisition agreements addressing less significant issues and WilmerHale distributed a revised draft of the merger agreement.

        On April 6, 2008, Millennium held a Special Meeting of its Board of Directors to discuss the terms of the merger agreement with its legal and financial advisors.

        On April 9, 2008, Millennium held a Special Meeting of its Board of Directors and Compensation Committee, with its legal and financial advisors, to consider approval of the merger agreement.

        In the evening of April 9, 2008, TPC was informed that the Millennium Board had unanimously declared that the merger agreement and the transactions contemplated thereby, including the offer and the merger, are fair to and in the best interests of Millennium and its stockholders, unanimously approved and declared advisable the merger agreement and the transactions contemplated thereby, and unanimously recommended that Millennium's stockholders accept the offer, tender their shares of Millennium common stock pursuant to the Offer and adopt the merger agreement.

        During the evening of April 9, 2008, following the meeting of Millennium's Board, representatives of Millennium, TPC, WilmerHale and EAPD clarified several matters and finalized the terms of the merger agreement.

        On the morning of April 10, 2008, TPC and Millennium executed the merger agreement and publicly announced the merger.

11.   The Transaction Documents

The Merger Agreement.

        The following is a summary of the material provisions of the Merger Agreement. The following description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as an exhibit to the Schedule TO and is incorporated herein by reference. For a complete understanding of the Merger Agreement, you are encouraged to read the full text of the Merger Agreement. The Merger Agreement is not intended to provide you with any other factual information about Takeda America, Purchaser or Millennium. Such information can be found elsewhere in this Offer to Purchase.

        The Offer.    The Merger Agreement provides for the commencement of the Offer as promptly as reasonably practicable, but in no event later than five business days after the date of the Merger Agreement, which was April 10, 2008. The obligations of Purchaser to (and the obligations of Takeda America to cause Purchaser to) to purchase, accept for payment, and pay for, Shares tendered pursuant to the Offer are subject only to the satisfaction or waiver of certain conditions (the "Offer Conditions") that are described in Section 15—"Certain Conditions of the Offer." Purchaser expressly reserves the right to increase the Offer Price and to waive any of the Offer Conditions and/or modify the terms of the Offer, except that without the consent of Millennium, Purchaser shall not (i) reduce the number of Shares subject to the Offer; (ii) reduce the Offer Price; (iii) change or waive the Minimum Tender Condition; (iv) extend the Offer, except (A) as required by applicable law, (B) in connection with an increase in the Offer Price of at least $0.25 per Share so as to comply with applicable SEC rules and regulations, or (C) as otherwise set forth in the next paragraph; (v) change the form of the consideration payable in the Offer; (vi) amend, modify or supplement the Offer Conditions or terms of the Offer in any manner adverse to the holders of Shares; or (vii) impose any condition to the Offer other than the Offer Conditions.

        The Merger Agreement provides that if at the scheduled Expiration Date any of the conditions to the obligation to purchase the Shares have not been satisfied or waived, Purchaser shall extend (and re-extend) the Offer for one or more periods of not more than 10 business days each until the earlier to occur of (i) a date as of which all of the Offer Conditions have been satisfied or waived and (ii) October 31, 2008. Purchaser shall also extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer or any period required by any other law. Purchaser is required to accept and pay for Shares validly tendered and not withdrawn as promptly as practicable following the later of: (i) the earliest date as of which Purchaser is legally permitted to accept such tendered Shares and (ii) the earliest date as of which each of the Offer Conditions is satisfied or waived.

        Subsequent Offering Period.    The Merger Agreement provides that following the Acceptance Time, Purchaser may, without the consent of Millennium, make available a subsequent offering period (a "Subsequent Offering Period") in accordance with Rule 14d-11 of the Exchange Act for up to 20 business days if at the commencement of the Subsequent Offering Period, the number of Shares owned by TPC, Takeda America, Purchaser and their respective subsidiaries represent less than 90% of the outstanding number of Shares. The Merger Agreement obligates Purchaser to provide for a Subsequent Offering Period of at least 10 business days, if requested by Millennium, in the event that, at the Acceptance Time, TPC, Takeda America, Purchaser and their respective subsidiaries own more than 80% but less than 90% (inclusive of shares issuable pursuant to the Top-Up Option described below) of the Shares outstanding at that time. Purchaser is required to accept and pay for Shares validly tendered during the Subsequent Offering Period as promptly as practicable after such Shares are so tendered.

        Top-Up Option.    Millennium granted Purchaser an option to purchase from Millennium shares of Millennium common stock (the "Top-Up Option Shares") equal to the number of Shares that when added to the number of Shares owned by Purchaser immediately prior to the exercise thereof, constitutes one share more than 90% of the number of Shares then outstanding (after giving effect to the issuance of the Top-Up Option Shares) for a purchase price per Top-Up Option Share equal to the Offer Price. Notwithstanding the foregoing, Purchaser must exercise the "top-up option" if doing so would allow it to consummate the merger without approval of Millennium's stockholders pursuant to Section 253 of the DGCL. Purchaser may pay the exercise price for the "top-up option," at its election, either (i) in cash or (ii) by paying cash in an amount not less than the aggregate par value of the Top-Up Option Shares and by delivering to Millennium a promissory note having a principal amount equal to the remainder of the exercise price. Purchaser is required to consummate the Merger pursuant to Section 253 of the DGCL within two business days after Millennium issues the Top-Up Option Shares.

        Directors.    The Merger Agreement provides that after the Acceptance Time, Purchaser will be entitled to designate the number of directors, rounded up to the next whole number, to the Millennium Board of Directors that is in the same proportion as the percentage of Shares then owned by Purchaser or other subsidiaries of Takeda America, after giving effect to the election of such directors, to the total number of Shares outstanding. Millennium is required under the Merger Agreement to use reasonable best efforts to take all actions available to Millennium to cause Purchaser's designees to be elected or appointed to the Millennium Board, provided that the Millennium Board must always have at least two members of the Millennium Board who were members of the Millennium Board immediately prior to the Acceptance Time and who are not officers of Millennium (the "Continuing Directors"). Subject to applicable law and Nasdaq rules, Millennium will also cause the individuals designated by Purchaser to constitute the number of members, rounded up to the next whole number, on each committee of the Millennium Board and the board of directors of each subsidiary of Millennium (and each committee thereof) that represents the same percentage as such individuals represent on the Millennium Board.

        Following the election or appointment of Purchaser's designees and until the Effective Time, the approval of a majority of the Continuing Directors, (or if there should only be one or two Continuing Directors then in office, all of the Continuing Directors then in office) will be required to authorize (and such authorization will constitute the authorization of the Millennium Board):

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  any amendment, modification or termination of the Merger Agreement by Millennium;

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  any extension of time for performance of any of the obligations or other acts of Takeda America or Purchaser;

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  any waiver of any condition to any obligation of Millennium or any waiver or exercise of any right of Millennium under the Merger Agreement;

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  any amendment to Millennium's certificate of incorporation or by-laws;

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  any authorization of any agreement between Millennium, on the one hand, and Takeda America, Purchaser or any of their affiliates, on the other hand; or

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  any other action by Millennium with respect to the Merger Agreement, the Offer or the Merger, other than Millennium's performance of its obligations under the Merger Agreement, including the consummation of the Merger, and other actions that would not reasonably be expected to adversely affect the interests of Millennium's stockholders.

        The Merger.    The Merger Agreement provides that, at the effective time of the Merger (the "Effective Time"), Purchaser will be merged with and into Millennium with Millennium being the surviving corporation (the "Surviving Corporation"). Following the Merger, the separate existence of Purchaser will cease, and Millennium will continue as the Surviving Corporation, wholly-owned by Takeda America. The directors of Purchaser immediately prior to the Effective Time will be the directors of the Surviving Corporation. The officers of Millennium immediately prior to the Effective Time will be the initial officers of the Surviving Corporation.

        Pursuant to the Merger Agreement, at the Effective Time, each Share that is held by Millennium, Takeda America, Purchaser, TPC or by their wholly-owned subsidiaries, shall automatically be canceled and shall cease to exist, and no cash or other consideration shall be delivered in exchange therefor.

        Each Share issued and outstanding immediately prior to the Effective Time (other than Shares to be canceled in accordance with the foregoing sentence and Appraisal Shares (as defined below)) shall be canceled and converted into the right to receive the highest price per Share paid pursuant to the Offer, without interest thereon and less any required withholding taxes (the "Merger Consideration"). As of the Effective Time, all such Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a certificate formerly representing any such Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration, without interest.

        Shares outstanding immediately prior to the Effective Time held by a holder who is entitled to demand, and who properly demands, appraisal for such Shares in accordance with Section 262 of the DGCL ("Appraisal Shares") shall not be converted into a right to receive the Merger Consideration. Such stockholder shall be entitled to receive payment of the fair value of such Shares in accordance with the provisions of Section 262 of the DGCL. However, if such holder fails to perfect or shall have effectively withdrawn or otherwise lost such holder's right to appraisal, then the right of such holder to be paid the fair value of such holder's Appraisal Shares shall cease and such Appraisal Shares shall be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration.

        Millennium Options, Restricted Stock, RSUs and ESPP.    The Merger Agreement provides that each Option (as defined herein) to purchase Shares pursuant to the Stock Plans (as defined herein) outstanding immediately prior to the Effective Time (whether or not then vested or exercisable) will become fully vested and cancelled as of immediately following the Effective Time and converted into the right to receive at such time a lump sum cash amount equal to the Option Consideration (as defined herein) for each Share then subject to the Option (without interest and less applicable withholding taxes). If the Option Consideration is a negative number, no such cash payment will be due and owing. Option Consideration means, with respect to each Share issuable under a particular Option, an amount equal to (i) the Merger Consideration per Share, less (ii) the exercise price payable in respect of each Share issuable under such Option. Options means any option granted, and, immediately before the Effective Time not exercised, expired or terminated, to a current or former employee, director or independent contractor of Millennium or any of its subsidiaries or any former subsidiary or predecessor thereof to purchase Shares pursuant to the Stock Plans. Stock Plans means Millennium's 2000 Stock Incentive Plan, 1998 Non-Officer Equity Incentive Plan, assumed by Millennium as successor to COR Therapeutics, Inc., 1993 Incentive Stock Plan, Amended and Restated 1993 Stock Option Plan, assumed by Millennium as successor to LeukoSite, Inc., 1991 Equity Incentive Plan, assumed by Millennium as successor to COR Therapeutics, Inc., 1996 Equity Incentive Plan, as amended, 2007 Incentive Plan, 1997 Equity Incentive Plan, as amended, assumed by Millennium as successor to Millennium Biotherapeutics, Inc. and 1997 Equity Incentive Plan, as amended, assumed by Millennium as successor to Millennium Predictive Medicine, Inc.

        The Merger Agreement further provides that each share of restricted stock and each restricted stock unit granted pursuant to the Stock Plans outstanding immediately prior to the Effective Time, shall be converted immediately prior to the Effective Time into the right to a restricted cash payment equal to the Merger Consideration (net of applicable taxes). Such restrictions will lapse immediately following the Effective Time, at which time the payment shall be made.

        The current offering period under Millennium's 1996 Employee Stock Purchase Plan, or ESPP, will close in its ordinary course and ESPP options from the current period will be exercised as scheduled at the end of April. Upon the closing of the Merger, any future contributions under new offering periods will be returned and the ESPP will be terminated.

        Representations and Warranties.    In the Merger Agreement, Millennium has made representations and warranties to Takeda America and Purchaser, including representations relating to: organization of Millennium and organization, existence and good standing of Millennium's subsidiaries; Millennium's capitalization; authorization of Millennium and no conflicts with or consents required in connection with the Merger Agreement; Millennium's subsidiaries; Millennium's public information; absence of material adverse changes; legal proceedings; information supplied; broker's and finder's fees; employee benefit plans; opinion of Millennium's financial advisor; taxes; environmental matters; compliance with laws; intellectual property; employment matters; insurance; material contracts; Millennium's rights agreement; real property; and the Delaware takeover statute.

        In the Merger Agreement, Takeda America and Purchaser have made representations and warranties to Millennium, including representations relating to: organization, existence and capitalization; authorization with respect to the Merger Agreement; no conflicts with or consents required in connection with the Merger Agreement; information supplied; availability of funds; broker's or finder's fees; ownership of Millennium's common stock; absence of litigation; other agreements or understandings with Millennium's directors or officers; and acknowledgement that Millennium makes no representations in addition to those described above.

        The representations and warranties contained in the Merger Agreement were made only for the purposes of the Merger Agreement and as of specified dates, were solely for the benefit of the parties to the Merger Agreement, and may be subject to limitations agreed upon by the contracting parties. The representations and warranties may have been made for the purposes of allocating contractual risk between the parties to the agreement instead of establishing these matters as facts and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Stockholders are not third-party beneficiaries under the Merger Agreement for purposes of the representations and warranties and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Millennium or Takeda America or any of their respective subsidiaries or affiliates. In addition, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in a confidential disclosure letter that the parties have exchanged. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Takeda America's or Millennium's public disclosures.

        Operating Covenants.    The Merger Agreement provides that, from the date of the Merger Agreement to the Acceptance Time, except as contemplated by the Merger Agreement (including in Millennium's disclosure schedule) and unless Takeda America otherwise consents in writing (which consent shall not be unreasonably withheld, conditioned or delayed), Millennium and its subsidiaries shall use reasonable best efforts to (i) conduct their business in the ordinary course of business and consistent in all material respects with past practice (ii) maintain and preserve intact the material aspects of their business organizations and to maintain their significant beneficial business relationships and (iii) retain the services of their present officers and key employees and to comply in all material respects with all applicable laws and the requirements of all of Millennium's material contracts.

        Between the date of the Merger Agreement and the Acceptance Time, Millennium is subject to specified operating covenants and restrictions, including restrictions relating to the purchase, sale or encumbrance of material property or material assets; acquisitions, mergers, consolidations and asset purchases; amendment of charter documents and bylaws; declaration, setting aside or payment of dividends; split, combination, subdivision, reclassification, redemption or purchase of outstanding stock and other securities; issuance, sale or pledge of stock; indebtedness; compensation of directors, officers and employees; employee benefits plans; tax matters; changes in financial accounting methods; settlement or compromise of litigation; capital expenditures; arrangements limiting or restricting the business of Millennium or the Surviving Corporation; lease or sublease of real property; amendment, modification or termination of material contracts; engagement in new business activities; and insurance coverage.

        The Merger Agreement provides that, from the date of the Merger Agreement to the Effective Time of the Merger, except as contemplated by the Merger Agreement, or with Millennium's consent, TPC, Takeda America and Purchaser will not take any action that would reasonably be expected to materially delay, impair or prevent completion of the Offer or the Merger. Such undertaking by TPC, Takeda America and Purchaser does not, however, preclude them from exercising their rights under the Merger Agreement, including their right to terminate the Merger Agreement in the circumstances described under "Termination" below.

        Stockholders Meeting; Board Recommendation.    The Merger Agreement provides that, if the adoption of the Merger Agreement by Millennium's stockholders is required by applicable law, Millennium will, at Takeda America's request, as soon as practicable following the Acceptance Time, duly call and give notice of, convene and hold a meeting of its stockholders for the purpose of adopting the Merger Agreement. Takeda America agrees to cause all Shares then owned by TPC, Takeda America and Purchaser and their subsidiaries to be voted in favor of the adoption of the Merger Agreement. Notwithstanding the foregoing, under the Merger Agreement, if TPC, Takeda America, Purchaser and any other Takeda America subsidiary shall collectively acquire at least 90% of the then outstanding Shares, Takeda America and Purchaser shall take all necessary and appropriate action to cause the Merger to become effective as soon as practicable (and in any event within five business days) after the expiration of the Offer without a stockholders' meeting in accordance with Section 253 of the DGCL.

        Pursuant to the Merger Agreement, except as provided below, the Millennium Board shall not (i) withdraw or modify, or propose publicly to withdraw or modify, the recommendation by the Millennium Board that its stockholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer and adopt the Merger Agreement (the "Board Recommendation") or (ii) approve or recommend, or propose publicly to approve or recommend, any Takeover Proposal (as defined below). Any action described in clause (i) or (ii) shall constitute a "Company Adverse Recommendation Change" and shall only be made in accordance with conditions set forth in Section 6.8 of the Merger Agreement.

        However, the Millennium Board may (i) withdraw or modify, or publicly propose to withdraw or modify, the Board Recommendation, (ii) approve or recommend, or publicly propose to approve or recommend, a Takeover Proposal that constitutes a Superior Proposal (as defined below) that did not result from a material breach of Millennium's no solicitation covenants set forth in Section 6.8 of the Merger Agreement, (iii) take any action in connection with Millennium's rights agreement or Section 203 of the DGCL to make either of them inapplicable to a Takeover Proposal that constitutes a Superior Proposal and that did not result from a material breach of Millennium's no solicitation covenants set forth in Section 6.8 of the Merger Agreement, or (iv) enter into a binding written agreement concerning a transaction that constitutes a Superior Proposal, if, in any such case, the Millennium Board determines in good faith, after consultation with outside counsel, that failure to do so would be inconsistent with its fiduciary obligations under applicable law.

        No Solicitation Provisions.    Section 6.8 of the Merger Agreement provides that, except as provided below, Millennium and its subsidiaries, as well as their respective officers, directors, agents and representatives, shall not directly or indirectly, (i) solicit, initiate, knowingly facilitate or knowingly encourage the submission of any Takeover Proposal, (ii) enter into any agreement, agreement-in- principle or letter of intent providing for or accept any Takeover Proposal, or (iii) participate or engage in any discussions or negotiations regarding, or furnish to any person any non-public information for the purpose of encouraging or facilitating, any Takeover Proposal.

        However, the Merger Agreement also provides that Millennium may refer any third party to such no solicitation restrictions of the Merger Agreement and if, in response to a bona fide written Takeover Proposal made after the date of the Merger Agreement that did not result from a material breach of Millennium's no solicitation covenants under Section 6.8 thereof, the Millennium Board determines in good faith, after consultation with outside counsel and its financial advisor, that such takeover proposal constitutes or is reasonably likely to lead to a Superior Proposal, Millennium may (i) furnish information with respect to Millennium and its subsidiaries to the person making such Takeover Proposal (and its representatives) but only pursuant to a confidentiality agreement that is not materially less restrictive with respect to confidentiality of the other party than the confidentiality agreement with Takeda America (except that such confidentiality agreement shall contain additional provisions that expressly permit Millennium to comply with certain provisions of the Merger Agreement), provided that (A) it may not include any provision calling for an exclusive right to negotiate with Millennium, and (B) concurrently with its delivery of non-public information to such person Millennium delivers to Takeda America all such information not previously provided to Takeda America, (ii) participate or engage in discussions or negotiations with such person and its representatives and potential financing sources regarding such Takeover Proposal and (iii) amend, or grant a waiver or release under, any standstill agreement with respect to Millennium's common stock with any such person.

        The Merger Agreement contains a provision that Millennium shall provide Takeda America with oral and written notice, in no event later than the earliest to occur of (i) one business day after receipt, (ii) 48 hours after receipt and (iii) 24 hours after receipt by certain specified Millennium executive officers, of Millennium's receipt of any written Takeover Proposal, that indicates the identity of the person making such Takeover Proposal, and the material terms and conditions thereof (and shall include with such notice copies of any written materials received from or on behalf of such person relating thereto), and thereafter shall keep Takeda America reasonably informed of all material developments affecting the status and terms of such Takeover Proposal (and Millennium shall provide Takeda America with copies of any additional material documents received therewith).

        The Merger Agreement further contains a provision that the Millennium Board may (i) comply with Rule 14d-9 or 14e-2(a) of the Exchange Act or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, or issue a "stop, look and listen" statement pending disclosure of its position thereunder, or (ii) make any disclosure to Millennium's stockholders if, in the case of a disclosure described in this clause (ii), the Millennium Board determines in good faith, after consultation with outside counsel, that failure to do so would be inconsistent with its fiduciary obligations under applicable law.

        As used in the Merger Agreement, a "Takeover Proposal" means any proposal or offer from any person (other than Takeda America, Purchaser or any of their affiliates) or "group" (as defined in Section 13(d) of the Exchange Act) for (i) the direct or indirect acquisition (whether in a single transaction or a series of related transactions) of assets of Millennium and Millennium's subsidiaries (including securities of Millennium's subsidiaries) equal to 20% or more of Millennium's consolidated assets, (ii) the acquisition from Millennium (whether in a single transaction or a series of related transactions) of 20% or more of the equity securities of Millennium, (iii) a tender offer or exchange offer that if consummated would result in any person or "group" (as defined in Section 13(d) of the Exchange Act) beneficially owning 20% or more of the equity securities of Millennium or (iv) a merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Millennium, in each case, other than the transactions contemplated by the Offer, the Merger and the other transactions contemplated by the Merger Agreement.

        As used in the Merger Agreement, a "Superior Proposal" means any bona fide written offer obtained after the date of the Merger Agreement to acquire more than 50% of the outstanding equity securities or consolidated assets of Millennium and Millennium's subsidiaries on terms that the Millennium Board determines in its good faith judgment (after consultation with its financial advisor and outside counsel), taking into account all of the terms and conditions of such proposal and the Merger Agreement (including any offer by Takeda America to amend the terms of the Merger Agreement, which offer is not revocable for at least five business days), (i) would, if consummated, result in a transaction that is more favorable to the holders of Shares than the transactions contemplated by the Offer, the Merger and the other transactions contemplated by the Merger Agreement and (ii) is reasonably capable of being completed on the terms proposed, including with regard to any financing contemplated thereby.

        Employment and Employee Benefits.    Pursuant to the Merger Agreement, Takeda America has agreed that it will, until the first anniversary of the closing, provide to employees of Millennium (or its subsidiaries) (i) a base salary, annual bonus and commission opportunity no less favorable than provided to such employees immediately prior to the Effective Time, and (ii) employee benefits (excluding equity and equity based compensation) that are substantially comparable, in the aggregate, to the those benefits provided to them immediately prior to the closing. Takeda America further agreed in the Merger Agreement to honor and cause the Surviving Corporation to honor, in accordance with their terms as in effect immediately prior to the Acceptance Time, all of Millennium's employment and severance agreements.

        Pursuant to the Merger Agreement, for the purposes of all employee benefit plans of Takeda America and its subsidiaries (including, after the closing, the Surviving Corporation), each such plan shall treat the prior service with Millennium and its affiliates of each person who is an employee of Millennium or its subsidiaries immediately prior to the Effective Time as service rendered to Takeda America or its subsidiaries, to the extent permitted by law and applicable tax qualification requirements. However, none of the provisions contained in the Merger Agreement operate to duplicate any benefit.

        The Merger Agreement further provides that if any Millennium employee (who is not otherwise a party to an employment agreement) whose employment is terminated on or prior to the first anniversary of the Effective Time under circumstances under which such employee would have received severance benefits under Millennium's severance practices, Takeda America will cause the Surviving Corporation to provide that such employee shall be entitled to severance benefits from the Surviving Corporation that are equal to the severance benefits that would have been paid under Millennium's severance practices as in existence on the date of the Merger Agreement. Takeda America also agreed to pay to Millennium employees bonus payments under Millennium's 2008 Success Sharing Bonus Plan.

        Rule 14d-10(d).    Prior to the Acceptance Time, Millennium (acting through its Compensation and Talent Committee) agreed to take all such steps as may be required to cause each employment compensation, severance and employee benefit agreement, arrangement or understanding entered into by Millennium or Millennium subsidiaries on or after the date of the Merger Agreement with any of its officers, directors or employees pursuant to which consideration is paid to such officer, director or employee to satisfy the requirements of the non-exclusive safe-harbor set forth in Rule 14d-10(d)(2) of the Exchange Act.

        Indemnification and Insurance.    The Merger Agreement provides that for a period of not less than six years after the Effective Time, Takeda America and the Surviving Corporation will, to the full extent permitted by applicable law, indemnify, defend and hold harmless each director or officer who is now, or who has been at any time prior to the date of the Merger Agreement or who becomes prior to the Effective Time an officer or director of Millennium (and its subsidiaries) (the "Indemnified Parties") against all losses, claims, damages, liabilities, fees, expenses, judgments and fines arising in whole or in part out of actions or omissions in their capacities as such occurring at or prior to the Effective Time (including in respect of the Merger Agreement and the transactions contemplated thereby), whether asserted or claimed prior to, at or after the Effective Time, and shall advance each Indemnified Party within 20 business days of receipt by Takeda America or the Surviving Corporation from the Indemnified Party of a request therefor for any reasonable legal or other expenses incurred by such Indemnified Party in connection with investigating or defending any such losses, claims, damages, liabilities, fees, expenses, judgments or fines as such expenses are incurred, but subject to an unsecured undertaking, to the extent required by the DGCL, by or on behalf of the Indemnified Party to repay such expenses if it is ultimately determined that such Indemnified Party is not entitled to indemnification hereunder, for a period of six years after the date of the Effective Time.

        Takeda America and the Surviving Corporation agree that all rights to advancement of expenses, indemnification and exculpation now existing in favor of the Indemnified Parties as provided in Millennium's charter and by-laws or pursuant to any other agreements in effect as of the date of the Merger Agreement shall survive the Merger and shall continue in full force and effect until for a period of not less than six years after the Effective Time.

        The Merger Agreement also provides that for a period of not less than six years after the Effective Time, Takeda America and the Surviving Corporation shall cause the individuals who served as the directors and officers of Millennium prior to the Effective Time who are covered by the current policies of directors' and officers' (D&O) liability insurance maintained by Millennium to be covered under a D&O liability insurance policy on terms and conditions no less advantageous to such individuals than Millennium's existing D&O liability insurance policy with respect to claims arising from facts or events that occurred at or prior to the Effective Time (including in respect of the Merger Agreement and the transactions contemplated thereby). However, Takeda America and the Surviving Corporation are not required to expend more than an amount per year equal to 250% of current annual premiums paid by Millennium for such insurance to maintain or procure insurance coverage. If the amount of the annual premiums (the "Maximum Amount") necessary to maintain or procure such insurance coverage exceeds such amount, Takeda America and the Surviving Corporation will procure and maintain for such six-year period as much coverage as is available for such amount. Takeda America has the right to cause coverage to be extended under Millennium's D&O insurance by obtaining a six-year "tail" policy on terms and conditions no less advantageous than Millennium's existing D&O insurance. Millennium has the right to purchase a reporting tail endorsement policy provided Millennium does not pay more than six times the Maximum Amount for such endorsement.

        Convertible Notes.    Millennium agreed to use reasonable best efforts to comply with certain provisions of the indenture governing its convertible notes, in respect of the transactions contemplated by the Merger Agreement.

        Reasonable Best Efforts to Cause the Merger to Occur.    Each of the parties to the Merger Agreement agrees to use its reasonable best efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the Offer, the Merger and all other transactions contemplated by the Merger Agreement in the most expeditious manner practicable, including obtaining all consents, approvals and authorizations required for the consummation by the parties of the transactions contemplated by the Merger Agreement, and the execution of any additional instruments necessary to consummate the transactions contemplated hereby.

        Hart-Scott-Rodino (HSR) and other Antitrust Approvals.    The Merger Agreement requires that each of Takeda America, Purchaser and Millennium, as promptly as practicable after the date of the Merger Agreement, make all filings required by each of them under the HSR Act, and applicable antitrust or competition laws of Germany and Austria with respect to the Offer, the Merger and the transactions contemplated hereby, and to cooperate with each other in connection with the making of all such filings. Takeda America and Millennium agree to use reasonable best efforts to obtain all permits, authorizations, consents, expiration or termination of waiting periods, and approvals from third parties and any governmental entity necessary to consummate the Offer, the Merger and the transactions contemplated hereby.

        Directors and Officers.    The Merger Agreement provides that the directors of Purchaser immediately prior to the Effective Time will become the directors of the Surviving Corporation, each to hold office until the earlier of their resignation or removal or their respective successors are duly elected or appointed and qualified. The officers of Millennium immediately prior to the Effective Time shall be the officers of the Surviving Corporation, each to hold office until the earlier of their resignation or removal or their respective successors are duly elected or appointed and qualified. If requested by Takeda America prior to the Effective Time, Millennium will use reasonable best efforts to cause each director of each subsidiary of Millennium to tender their resignations as directors, effective upon the Effective Time.

        Conditions to the Merger.    The Merger Agreement provides that the respective obligations of each party to effect the Merger are subject to the satisfaction or waiver on or prior to the closing date of the Merger of the following conditions:

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  if required by law, the Merger Agreement shall have been adopted at a stockholder meeting by the requisite vote of the holders of Shares;

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  there shall not be any judgment, law or other legal restraint or prohibition in effect which would make the Merger illegal or otherwise prevent or prohibit the consummation thereof. Notwithstanding the foregoing, in no event shall this condition be satisfied, and the Merger shall not be consummated, if a Japanese court or other Japanese governmental authority shall have issued an order, stay, decree, judgment or injunction (preliminary or permanent) to TPC, the representative director of TPC, all or a part of the directors of TPC or the Chief Executive Officer of TPC, directing any of them to not consummate, or to not allow Takeda America or Purchaser to consummate, the Offer or the Merger, or making illegal, or restraining or preventing, any of such consummation. Prior to invoking this condition, each party shall use its reasonable best efforts to have such judgment, law or other legal restraint or prohibition lifted; and

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  Purchaser shall have purchased all Shares validly tendered and not withdrawn pursuant to the Offer; provided that neither Takeda America nor Purchaser shall be entitled to invoke this condition if, in breach of the Merger Agreement, Purchaser fails to purchase any Shares validly tendered and not withdrawn in the Offer.

        Termination.    The Merger Agreement may be terminated and the Offer, the Merger and the related transactions may be abandoned:

          (a)   by mutual written consent of the parties at any time prior to the Acceptance Time;

          (b)   by either Takeda America or Millennium if the Acceptance Time has not occurred on or before October 31, 2008, except that this right to terminate the Merger Agreement shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of or resulted in the failure of the Acceptance Time to occur prior to October 31, 2008;

          (c)   by either Takeda America or Millennium, if any judgment, ruling, order, writ, injunction or decree of any governmental authority ("Judgment") issued by a court of competent jurisdiction or by a governmental entity, or law or other legal restraint or prohibition in each case making the Offer or the Merger illegal or permanently restraining, enjoining or otherwise preventing the consummation thereof shall be in effect and shall have become final and non-appealable; provided that the party seeking the right to terminate the Merger Agreement pursuant to the foregoing shall have used reasonable best efforts to resist, lift or resolve such Judgment, law or other legal restraint and the right to terminate pursuant to the foregoing shall not be available if the issuance of such Judgment, legal restraint or prohibition was caused by or resulted from the failure of such party to perform in any material respect any of its obligations under the Merger Agreement;

          (d)   by Takeda America prior to the purchase of any Shares pursuant to the Offer, if:

              (i)  a Company Adverse Recommendation Change (as defined above) shall have occurred; provided that any such termination must occur within five business days of such Company Adverse Recommendation Change;

             (ii)  Millennium shall have materially breached its no solicitation covenants set forth in Section 6.8 of the Merger Agreement entitled "No Solicitation;" or

            (iii)  Millennium shall have breached or failed to perform any of its representations, warranties, covenants or agreements, which breach or failure to perform (A) would give rise to the failure of a condition set forth in paragraph (d) or (e) of Section 15—"Certain Conditions to the Offer," and (B) has not been cured within 20 days after receipt of written notice by Millennium of such breach or failure to perform; provided that neither Takeda America nor Purchaser is then in material breach of any representation, warranty or covenant under the Merger Agreement;

          (e)   by Millennium, if (i) Millennium has not materially breached its no solicitation covenants set forth in Section 6.8 of the Merger Agreement entitled "No Solicitation," (ii) Millennium has received a Takeover Proposal that the Millennium Board has determined in good faith, after consultation with outside counsel and its financial advisor, constitutes a Superior Proposal, (iii) Millennium has provided Takeda America with at least three business days' written notice that it intends to enter into a definitive agreement implementing such Superior Proposal, attaching the most current version of such agreement to such notice (a "Superior Proposal Notice"), (iv) Millennium prior to, or concurrently with, such termination pays to Takeda America the Termination Fee (as defined below) in accordance with the terms of the Merger Agreement, and (v) the Millennium Board concurrently approves, and Millennium concurrently enters into, a definitive agreement providing for the implementation of such Superior Proposal;

          (f)    by Millennium, if prior to the purchase of any Shares pursuant to the Offer, Takeda America or Purchaser shall have breached or failed to perform any of its representations, warranties, covenants or agreements in each case contained in the Merger Agreement, which breach or failure to perform (i) has had or is reasonably likely to have a Parent Material Adverse Effect (which is defined in the Merger Agreement to mean any change, event, occurrence or development that would reasonably be expected to prevent, or materially impair or delay, the ability of either Takeda America or Purchaser to perform its obligations under the Merger Agreement or to consummate the Offer, the Merger or related transactions), and (ii) has not been cured within 20 business days after receipt of written notice by Takeda America of such breach or failure to perform, provided that Millennium is not then in material breach of any representation, warranty or covenant in the Merger Agreement; or

          (g)   by Millennium (i) if, for any reason Purchaser shall have failed to commence the Offer by the date that is ten business days after the date of the Merger Agreement, or (ii) upon two business day's notice to Takeda America if, for any reason, Purchaser shall have breached its obligation under the Merger Agreement to purchase all Shares validly tendered (and not withdrawn) as of the expiration of the Offer.

        Termination Fee.    The Merger Agreement contemplates that a termination fee of $247,300,000 (the "Termination Fee") will be payable by Millennium to Takeda America under any of the following circumstances in accordance with the terms set forth therein:

  •
  the Merger Agreement is terminated by Takeda America pursuant to paragraph (d)(i) above;

  •
  the Merger Agreement is terminated by Millennium pursuant to paragraph (e) above;

  •
  (A) the Merger Agreement is terminated by Millennium or Takeda America pursuant to paragraph (b) above or by Takeda America pursuant to paragraph (d)(ii) above, (B) a written Takeover Proposal shall have been made to the Millennium Board that has not been withdrawn as of the termination of the Merger Agreement and (C) Millennium enters into a definitive agreement with respect to any Takeover Proposal (replacing "20%" in the definition thereof with "50%") within 12 months of such termination (so long as, such transaction is thereafter consummated); or

  •
  (A) the Merger Agreement is terminated by Takeda America pursuant to paragraph (d)(iii) above as a result of a knowing breach by Millennium, (B) a written Takeover Proposal shall have been made to the Millennium Board that has not been withdrawn as of the termination of the Merger Agreement and (C) Millennium enters into a definitive agreement with respect to any Takeover Proposal (replacing "20%" in the definition thereof with "50%") within 12 months of such termination (so long as such transaction is thereafter consummated).

        The Termination Fee, when paid, shall constitute the sole and exclusive remedy of Takeda America and Purchaser other than for a termination arising from Millennium's willful breach of the Merger Agreement (except that the Termination Fee will be Takeda America's and Purchaser's sole and exclusive remedy upon a termination described in paragraph (d)(iii) above, even if such breach is willful).

        Amendment.    The Merger Agreement may be amended by the parties to the agreement at any time before or after adoption of the Merger Agreement by the holders of the Shares; provided, however, that after adoption of the Merger Agreement by the stockholders of Millennium, there may not be made any amendment that pursuant to applicable law requires further approval by such stockholders without the further approval of such stockholders. The Merger Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

Tender and Support Agreement.

        In connection with the Merger Agreement, Millennium's directors and executive officers, including Deborah Dunsire, M.D., Millennium's Chief Executive Officer (collectively, the "Supporting Stockholders"), entered into a Tender and Support Agreement, dated as of April 10, 2008, with Takeda America. The Shares subject to the Tender and Support Agreement constitute approximately 1.51% of the outstanding Shares.

        The following summary of certain provisions of the Tender and Support Agreement is qualified in its entirety by reference to the Tender and Support Agreement itself, which is incorporated herein by reference. We have filed a copy of the Tender and Support Agreement as Exhibit (d)(2) to the Schedule TO. Stockholders and other interested parties should read the Tender and Support Agreement in its entirety for a more complete description of the provisions summarized below.

        Under the Tender and Support Agreement each of the Supporting Stockholders has agreed to tender all Shares such Supporting Stockholder holds or acquires after the commencement of the Offer promptly following the commencement of the Offer, and in any event no later than the second business day prior to the initial expiration date of the Offer. Each of the Supporting Stockholders has also agreed not to withdraw such Supporting Stockholder's Shares once tendered from the Offer at any time.

        Each Supporting Stockholder has agreed to vote all such Supporting Stockholder's Shares in connection with any meeting of Millennium's stockholders in favor of the Merger and/or against any alternative Takeover Proposal.

        During the term of the Tender and Support Agreement, except as otherwise provided therein, none of the Supporting Stockholders will do the following:

  •
  other than for estate planning or charitable purposes, assign or otherwise dispose of (whether by gift, merger, consolidation, reorganization or otherwise) any or all of such Supporting Stockholder's Shares;

  •
  enter into any contract, option or other agreement providing for the sale, transfer, pledge, encumbrance, assignment or other disposition of, or limitation on the voting rights of, any of the Supporting Stockholder's Shares with respect to any such transfer;

  •
  grant any proxy or power-of-attorney with respect to any of such Supporting Stockholder's Shares; or

  •
  deposit any of such Supporting Stockholder's Shares into a voting trust, or enter into a voting agreement or arrangement with respect to any of such Shares.

        The Tender and Support Agreement does not limit the rights or duties of any Supporting Stockholder from acting in his or her capacity as an officer or director, fulfilling the obligations of such office or performing any obligations required by such Supporting Stockholder's fiduciary duties.

        The Tender and Support Agreement, and all rights and obligations of Purchaser and the Supporting Stockholders thereunder, will terminate as to each Supporting Stockholder on the first to occur of: (i) the date the Merger Agreement is terminated in accordance with the terms of the Merger Agreement; (ii) the Merger Agreement or the Offer is amended without such Supporting Stockholder's consent so as to decrease the Offer Price or materially and adversely affect such Supporting Stockholder; and (iii) the Acceptance Time.

Confidentiality Agreement.

        On February 20, 2008, Millennium and TPC entered into a confidentiality agreement (the "Confidentiality Agreement") containing provisions, pursuant to which, among other matters, each party agreed to keep confidential all information furnished to it or its representatives by the other party, to use such material solely for purposes of evaluating and negotiating a possible transaction between the parties and not to disclose that discussions are taking place concerning a possible negotiated transaction between the parties or the status thereof. Under the Confidentiality Agreement, TPC agreed that, for a period of two years from the date of the Confidentiality Agreement, unless specifically invited in writing by Millennium, neither TPC nor any of its affiliates would directly or indirectly,

  •
  effect or seek: (i) the acquisition of any securities or assets of Millennium, (ii) any tender or exchange offer, merger or other business combination involving Millennium, (iii) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to Millennium, or (iv) any "solicitation" of "proxies" (as such terms are used in the proxy rules of the SEC) or consents to vote any voting securities of Millennium;

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  participate in a "group" (as defined under the Exchange Act) with respect to any securities of Millennium;

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  seek to control or influence Millennium's management, the Millennium Board or policies;

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  take any action which might force Millennium to make a public announcement with respect to the matters above; or

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  enter into any discussions or arrangements with any person with respect to any of the foregoing.

        These "standstill" obligations on the part of Takeda terminate, and Takeda is no longer bound thereby, if a third party enters into a letter of intent with Millennium, makes a tender offer for or solicits for purchase any Shares or publicly announces an offer for Shares or if Millennium executes a definitive agreement with a third party providing for an acquisition (by way of merger, tender offer or otherwise) of more than 50% of the outstanding Shares or all or substantially all of Millennium's assets.

        In addition, subject to specified exceptions, for a period of 18 months from the date of the Confidentiality Agreement, each party agreed not to solicit the employment of or hire any employee of the other party. The obligations set forth in the Confidentiality Agreement expire on the fourth anniversary of the date of the Confidentiality Agreement. Under the terms of the Merger Agreement, until the Effective Time, the provisions of the Confidentiality Agreement will remain in full force and effect in accordance with its terms. The summary of the Confidentiality Agreement contained herein is qualified by reference to the Confidentiality Agreement, which is filed herewith as Exhibit (d)(3) and is incorporated herein by reference.

Exclusivity Agreement.

        On March 24, 2008, Millennium and Takeda entered into an exclusivity agreement (the "Exclusivity Agreement"), pursuant to which, for the period through April 13, 2008, Millennium agreed, among other things, not to, directly or indirectly, solicit, initiate, knowingly encourage or knowingly facilitate any discussions with any third party regarding the acquisition of Millennium or a significant portion of Millennium's assets, or participate or engage in discussions or negotiations regarding, or disclose any non-public information relating to Millennium to any third party for the purpose of encouraging or facilitating, an acquisition of Millennium or a significant portion of Millennium's assets.

Retention Arrangements.

  Amendments to employment agreements with executive officers

        On April 10, 2008, at the request of TPC, Millennium entered into amendments to existing employment agreements with certain of its executive officers, including Dr. Bianchi, Dr. Bolen, Dr. Dunsire, Ms. Fanucci, Mr. Gansler, Ms. Keating, Ms. Protopapas, Dr. Simonian and Dr. Smith (collectively, the "Employment Amendments"). The Employment Amendments will become effective only at the Effective Time and will be of no force or effect if the Merger Agreement is terminated.

        The Employment Amendments for Dr. Bianchi, Mr. Gansler and Ms. Keating amend provisions of each employee's existing employment agreement with Millennium that relate to termination for Good Reason (as defined in the existing employment agreements) to provide that if his or her employment with Millennium is terminated because of any material diminution in the employee's title, position, duties, responsibilities or authority, and in the case of Ms. Keating, if there is a change in control of Millennium that results in Ms. Keating ceasing to serve as chief legal officer of the surviving entity and any parent entity, he or she will be entitled to the payments and benefits specified in his or her employment agreement, only if such termination of employment occurs on or after the first anniversary of the Effective Time. The occurrence of any event described in the preceding sentence that occurs before the first anniversary of the Effective Time may be asserted by the employee as a reason to terminate employment on or after the first anniversary of the Effective Time. In addition, with respect to Dr. Bianchi, upon the Effective Time, Millennium will accelerate the vesting of Dr. Bianchi's $100,000 retirement benefit held in a tax-deferred account and will distribute that amount to him in a lump sum six months after a termination of his employment.

        The Employment Amendment for Dr. Dunsire amends provisions of her existing employment agreement with Millennium that relate to termination for Good Reason to provide that:

  •
  prior to the first anniversary of the Effective Time, she will not assert a termination of her employment other than due to:

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  any requirement by Millennium that she perform her principal duties outside a radius of 50 miles from Millennium's Cambridge location;

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  any breach by Millennium of any material provision of her employment agreement not cured within 30 days' of written notice; or

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  a reduction in her base salary (unless such reduction is effected in connection with a general and proportionate reduction of salaries for all members of the management team) or any reduction of her target bonus amount to less than 80% of her annual salary, and

  •
  after the first anniversary of the Effective Time, she will have the right to terminate her employment at any time and receive the severance payments and benefits specified in her existing employment agreement.

The Employment Amendment for Dr. Dunsire also provides that if a severance payment pursuant to her existing agreement with Millennium becomes payable, she will receive payment within 10 days following termination but not prior to January 1, 2009. In exceptional circumstances that are not expected to arise during the first eight months following the Effective Time, Dr. Dunsire and Millennium will explore the terms and conditions of a mutually agreeable solution to allow Dr. Dunsire to terminate her employment prior to the first anniversary of the Effective Time and receive the severance payments and benefits pursuant to her existing agreement. Upon the Effective Time, Millennium will accelerate the vesting of Dr. Dunsire's $500,000 retirement benefit held in a tax-deferred account and distribute that amount to her in a lump sum six months after a termination of her employment.

        The Employment Amendments provide for retention bonuses for each of the employees for their continued employment with Millennium following the Merger. The Employment Amendments provide that each employee is eligible for a lump sum cash payment, on the first and, in some cases, second anniversaries of the Effective Time, provided that he or she is employed by Millennium as of such date, in an amount equal to:

  •
  on the first anniversary of the Effective Time, other than in the case of Dr. Dunsire, the sum of (i) 100% of his or her annual base salary in effect as of the Effective Time plus (ii) 100% of his or her annual bonus for Millennium's fiscal year ending December 31, 2008 (the "First Year Retention Bonus"); and

  •
  on the second anniversary of the Effective Time, other than in the case of Dr. Dunsire, Ms. Fanucci and Ms. Keating, the sum of (i) 100% of his or her annual base salary in effect as of the Effective Time plus (ii) 100% of his or her annual bonus for Millennium's fiscal year ending December 31, 2008 (the "Second Year Retention Bonus").

        In the case of Dr. Dunsire:

  •
  the First Year Retention Bonus is the sum of (i) 200% of her annual base salary in effect as of the Effective Time plus (ii) 200% of her annual bonus for Millennium's fiscal year ending December 31, 2008, which will be based upon attainment by Millennium of performance and retention goals to be determined by mutual agreement between Dr. Dunsire and Millennium (with a minimum bonus of 100% of her 2008 target bonus and a maximum bonus of 200% of her 2008 target bonus); and

  •
  the Second Year Retention Bonus will be determined by mutual agreement between Dr. Dunsire and Millennium prior to the first anniversary of the Effective Time.

        Ms. Fanucci and Ms. Keating are not eligible for a Second Year Retention Bonus under the Employment Amendments.

        The Employment Amendments provide that in the event of an occurrence of Voluntary Termination for Good Reason (as defined in the Amended Agreements), or termination by Millennium other than for Justifiable Cause or in the event of an employee's death or permanent disability, as defined in Millennium's long-term disability policy:

  •
  during the first 12 month period following the Effective Time, the employee will be eligible for a pro rata portion of the First Year Retention Bonus, based on the employee's full months of employment with Millennium from the Effective Time through such termination, and

  •
  during the second 12 month period following the Effective Time, the employee will be eligible for a pro rata portion of the Second Year Retention Bonus (if the employee is eligible for a Second Year Retention Bonus), based on the employee's full months of employment with Millennium from the first anniversary of the Effective Time through such termination.

        With regard to the determination of the First Year Retention Bonus only, Voluntary Termination for Good Reason will not include any material diminution in an employee's title, position, duties, responsibilities or authority and, in the case of Dr. Dunsire, will not include a change in control of Millennium that results in her ceasing to serve as chief executive officer of the surviving entity or any parent entity.

        The Employment Amendments also provide that in 2009, Millennium, its successors and/or affiliates intend to grant to each of the employees long-term incentive compensation that is substantially similar in economic value to the equity awards granted to each employee by Millennium during 2008 prior to the Effective Time.

        The summary of the Employment Amendments contained in this Offer to Purchase is qualified by reference to the amendment to each executive's existing agreement, which are filed herewith as Exhibits (d)(4)(A) through (d)(4)(I) and are incorporated herein by reference.

  Amendments to Severance Plan

        On April 10, 2008, at the request of TPC, pursuant to the Employment Amendments, Millennium and the applicable employee agreed to amend the Severance Plan as it applies to such employee to provide that, upon the Effective Time, the employee will automatically qualify for a voluntary termination for good reason due to a material diminution in his or her title, position, duties, responsibilities or authority, if the employee agrees not to make such assertion during the first 12 months following the Effective Time, and after the first anniversary of the Effective Time, the employee will have the right to receive the payments and benefits under the Severance Plan.

        In addition, the Severance Plan, as amended, provides that an employee will be paid a lump sum within 30 days following the date of the qualifying termination (but not prior to January 1, 2009) in an amount equal to the sum of:

  •
  a multiple, depending on employment level, of his or her base salary at the greater of his or her rate of pay in effect on the Effective Time or his or her rate of pay in effect on the date of termination;

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  a multiple, depending on employment level, of his or her target bonus for Millennium's fiscal year ending December 31, 2008 or his or her target bonus on the date of termination; and

  •
  a pro rata portion of the greater of his or her target bonus for Millennium's fiscal year ending December 31, 2008 or his or her target bonus on the date of termination.

        The Severance Plan, as amended, also provides that if an employee becomes entitled to payments described immediately above, then any unvested equity or long-term incentive compensation granted to an employee on or after the Effective Time will immediately become vested and exercisable on a pro-rata basis determined by reference to a ratio, the numerator of which shall be the number of his or her full months of employment with Millennium from the Effective Time and the denominator of which shall be the number of full months under the vesting schedule of the relevant equity compensation award.

  Letter agreements with non-executive employees

        On April 10, 2008, Millennium entered into letter agreements with four vice presidents, who are not executive officers, that provide for lump sum cash payments to each employee on each of the first and second anniversaries of the Effective Time, provided that he or she is employed by Millennium as of such date, in an amount equal to the sum of a specified percentage of his or her annual base salary in effect as of the Effective Time plus a specified percentage of his or her annual bonus for Millennium's fiscal year ending December 31, 2008. In addition, in 2009 Millennium, its successors and/or affiliates intend to grant to each of these employees long-term incentive compensation that is substantially similar in economic value to the equity awards granted to each employee during 2008 prior to the Effective Time. On April 10, 2008, Millennium also entered into a letter agreement with a fifth vice president, who is not an executive officer, that provides the employee the same benefits as are being provided to Millennium's executive officers pursuant to the Employment Amendments, including a First Year Retention Bonus and a Second Year Retention Bonus in an amount equal to the sum of 100% of the employee's annual base salary in effect as of the Effective Time plus 100% of the employee's annual bonus for Millennium's fiscal year ending December 31, 2008, and severance benefits in connection with a termination for Good Reason.

  Cash retention bonuses for other employees

        All Millennium employees who have not entered into separate letter agreements providing for the payments described above and who either, as of the date of the Merger Agreement, (i) have not given notice of resignation, (ii) are not currently subject to a performance improvement plan or (iii) have accepted a bona fide offer of employment from Millennium but have not begun employment with Millennium are eligible to receive cash retention bonus payments based on a specified percentage of the employee's salary in effect as of the Effective Time. These bonuses are payable over a period of 12 to 24 months. The bonus percentage and payment term is based on the employee's business area and employment level. An employee who is terminated without cause by Millennium will be eligible for a pro rata portion of the applicable retention bonus based on the number of full months worked following the Effective Time.

12.   Purpose of the Offer; Plans for Millennium

        Purpose of the Offer.    The purpose of the Offer is for Takeda America, through Purchaser, to acquire control of, and the entire equity interest in, Millennium. The Offer, as the first step in the acquisition of Millennium, is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is successful, Purchaser intends to consummate the Merger as promptly as practicable.

        If you sell your Shares in the Offer, you will cease to have any equity interest in Millennium or any right to participate in its earnings and future growth. If you do not tender your Shares, but the

Merger is consummated, you also will no longer have an equity interest in Millennium. Similarly, after selling your Shares in the Offer or the subsequent Merger, you will not bear the risk of any decrease in the value of Millennium.

        Short-form Merger.    The DGCL provides that if a parent company owns at least 90% of each class of stock of a subsidiary otherwise entitled to vote on a merger, the parent company can effect a short-form merger with that subsidiary without the vote or other action of the other stockholders of the subsidiary. Accordingly, if as a result of the Offer, the Top-Up Option or otherwise, Purchaser directly or indirectly owns at least 90% of the Shares, Takeda America and Purchaser anticipate effecting the Merger without prior notice to, or any vote or other action by, any other stockholder of Millennium.

        Plans for Millennium.    Except as otherwise provided in this Offer to Purchase, it is expected that, following the Merger, the business and operations of Millennium will be continued substantially as they are currently being conducted and Millennium will continue its operations in Cambridge, Massachusetts as a stand-alone business unit. TPC will continue to evaluate the business and operations of Millennium during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing. Thereafter, TPC intends to review such information as part of a comprehensive review of Millennium's business, operations, capitalization and management with a view to optimizing development of Millennium's potential in conjunction with TPC's existing business.

        The Merger Agreement provides that after the Acceptance Time, Purchaser will be entitled to designate the number of directors, rounded up to the next whole number, to the Millennium Board of Directors that is in the same proportion as the percentage of Shares then owned by Purchaser or other subsidiaries of Takeda America, after giving effect to the election of such directors, to the total number of Shares outstanding. Millennium is required under the Merger Agreement to use reasonable best efforts to take all actions available to Millennium to cause Purchaser's designees to be elected or appointed to the Millennium Board, provided that until the Effective Time, the Millennium Board must have at least two members who were members of the Millennium Board immediately prior to the Acceptance Time and who are not officers of Millennium (the "Continuing Directors"). Subject to applicable securities laws and Nasdaq rules, Millennium will also cause the individuals designated by Purchaser to constitute the number of members, rounded up to the next whole number, on each committee of the Millennium Board and the board of directors of each subsidiary of Millennium (and each committee thereof) that represents the same percentage as such individuals represented on the Millennium Board. If the number of Continuing Directors should be reduced below two for any reason, the Millennium Board will cause the person designated by the remaining Continuing Director to fill such vacancy, and such person shall be deemed to be a Continuing Director or, if no Continuing Directors then remain, the other directors of Millennium then in office will designate two persons to fill such vacancies who are not officers, stockholders or affiliates of Millennium, any Millennium subsidiary, Takeda America or Purchaser, and such persons shall be deemed Continuing Directors. Millennium has agreed to use its reasonable best efforts to either increase the size of the Millennium Board or obtain the resignation of such number of its current directors, or both, as is necessary to enable Purchaser's designees to be elected or appointed to Millennium's Board of Directors.

        Except as set forth in this Offer to Purchase, Purchaser and Takeda America have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving Millennium or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of Millennium or any of its subsidiaries, (iii) any material change in Millennium's capitalization or dividend policy, or (iv) any other material change in Millennium's corporate structure or business.

13.   Certain Effects of the Offer

        Market for the Shares.    The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.

        Stock Quotation.    Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on Nasdaq. According to the published guidelines of Nasdaq, the Shares would not meet the criteria for continued listing on Nasdaq if, among other things, the number of publicly held Shares were less than 750,000, the aggregate market value of the publicly held Shares were less than $5,000,000, the number of total stockholders falls below 400, or there were fewer than two market makers for the Shares. If, as a result of the purchase of the Shares pursuant to the Offer, the Shares no longer meet these standards, the listing of Shares on Nasdaq could be discontinued and the market for the Shares could be adversely affected. In the event the Shares were no longer listed on Nasdaq, price quotations for the Shares might still be available from other sources. The extent of the public market for the Shares and availability of such quotations would, however, depend upon such factors as the number of holders and/or the aggregate market value of the publicly held Shares at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act and other factors.

        Margin Regulations.    The Shares are currently "margin securities" under the Regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute "margin securities" for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

        Exchange Act Registration.    The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of Millennium to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Millennium to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Millennium, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders' meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions. Furthermore, the ability of "affiliates" of Millennium and persons holding "restricted securities" of Millennium to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be "margin securities" or be eligible for listing on Nasdaq. We intend and will cause Millennium to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met. If registration of the Shares is not terminated prior to the Merger, the registration of the Shares under the Exchange Act will be terminated following the consummation of the Merger.

14.   Dividends and Distributions

        The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Takeda America, Millennium will not, and will not allow its subsidiaries to, declare, set aside, make or pay any dividends on or make any distribution payable in cash, capital stock, property or otherwise with respect to the Shares to any holder of the Shares.

15.   Certain Conditions of the Offer

        For the purposes of this Section 15, capitalized terms used but not defined herein will have the meanings set forth in the Merger Agreement. Notwithstanding any other term of the Offer or the Merger Agreement, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act, to pay for any Shares tendered pursuant to the Offer, and may, subject to the provisions of the Merger Agreement, delay the acceptance for payment of or the payment for, any tendered Shares, and (subject to the provisions of the Merger Agreement) may terminate the Offer and not accept for payment any tendered Shares, unless each of the following conditions is satisfied:

          (a)   immediately prior to the expiration of the Offer (as extended in accordance with the Merger Agreement), the number of Shares validly tendered (including by guaranteed delivery) and not properly withdrawn, together with any Shares beneficially owned by TPC, Takeda America or any subsidiary of TPC or Takeda America, equals at least a majority of the Shares outstanding on a fully diluted basis on the date of purchase (where "on a fully diluted basis" means the number of Shares outstanding, plus (i) the number of Shares issuable upon the exercise of all then outstanding options (but only to the extent that they are then vested or exercisable) and (ii) the number of Shares into which the then outstanding convertible notes may be converted) (the "Minimum Tender Condition"); or

          (b)   immediately prior to the expiration of the Offer (as extended in accordance with the Merger Agreement), any waiting period (and any extensions thereof) under the HSR Act and any approvals or clearances applicable to the Offer or the consummation of the Merger under German and Austrian antitrust laws, shall have expired, or been terminated or obtained, as applicable.

Furthermore, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer, and may, subject to the provisions of the Merger Agreement, delay the acceptance for payment of or the payment for, any tendered Shares, and (subject to the provisions of the Merger Agreement) may terminate the Offer and not accept for payment any tendered Shares, if at any time on or after the date of the Merger Agreement and before the expiration of the Offer, any of the following shall have occurred and be continuing unless, if any of the following have occurred and are continuing, they shall have resulted from the breach by Takeda America or Purchaser of any of their obligations under the Merger Agreement:

          (v)   any governmental authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any order, executive order, stay, decree, judgment or injunction (preliminary or permanent) or statute, rule or regulation which has the effect of prohibiting the consummation of the Offer or making the Merger illegal or otherwise prohibiting consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement; provided, that in no event shall this condition be satisfied, and neither the Offer nor the Merger shall be consummated, if a Japanese court or other Japanese governmental authority of competent jurisdiction shall have issued an order, stay, decree, judgment or injunction (preliminary or permanent) to TPC, the representative director of TPC, all or a part of the directors of TPC, or the Chief Executive Officer of TPC, directing any of them to not consummate, or to not allow

  Takeda America or Purchaser to consummate, the Offer or the Merger, or making illegal, or restraining or preventing, any of such consummation, and, provided, further, that Takeda America and Purchaser shall have used their reasonable best efforts to oppose any such order, executive order, stay, decree, judgment or injunction or to have such order, executive order, stay, decree, judgment or injunction vacated or made inapplicable to the Offer, the Merger or the other transactions contemplated by the Merger Agreement;

          (w)  (i) any of Millennium's representations or warranties set forth in Section 3.2(a), (c) and (f) (each relating to Millennium's capitalization), Section 3.3(a) (authorization), Section 3.3(b)(i) (no violation of charter documents), Section 3.19 (amendment to rights agreement) or Section 3.21 (inapplicability of state anti-takeover law) of the Merger Agreement shall not be true and correct in all material respects or (ii) any of Millennium's other representations and warranties set forth in the Merger Agreement that (A) are not made as of a specific date are not true and correct as of the Acceptance Time, or (B) are made as of a specific date are not true and correct as of such date, in each case, except where the failure of such representations or warranties to be true and correct (without giving effect to any limitation as to "materiality" or "Company Material Adverse Effect" set forth in such representations and warranties, other than the representation set forth in the first sentence of Section 3.6 regarding the absence of a material change), individually or in the aggregate, has not had and would not reasonably be likely to have a Company Material Adverse Effect (as defined in the Merger Agreement and set forth below);

          (x)   Millennium shall have failed to perform in any material respect any material covenant or material obligation required to be performed or complied with by it under the Merger Agreement at or prior to the Acceptance Time;

          (y)   Takeda America and Purchaser shall not have received a certificate executed by Millennium's Chief Executive Officer and Chief Financial Officer confirming on behalf of Millennium that the conditions set forth in clauses (w) and (x) of this Section 15 above are duly satisfied immediately prior to the Acceptance Time; or

          (z)   the Merger Agreement shall have been validly terminated in accordance with Article 8 of the Merger Agreement.

        The foregoing conditions are for the sole benefit of Takeda America and Purchaser and may be waived only by Takeda America or Purchaser, and then, in whole or in part, at any time and from time to time in the sole discretion of Takeda America or Purchaser (except for any condition that may only be waived with Millennium's consent, as described in Section 11—"The Transaction Documents—The Merger Agreement—The Offer"). The failure by Takeda America or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time in accordance with the terms of the Merger Agreement.

        A "Company Material Adverse Effect" means any change, event, occurrence or development that has a material adverse effect on the business, financial condition or results of operations of Millennium and Millennium's subsidiaries, taken as a whole; provided, however, that none of the following, or any change, event, occurrence or development resulting or arising from the following, shall constitute, or shall be considered in determining whether there has occurred, a Company Material Adverse Effect:

          a)    changes in conditions in the U.S. or global economy or capital or financial markets generally, including changes in interest or exchange rates (provided that such changes do not affect Millennium or any of its subsidiaries, taken as a whole, in a materially disproportionate manner as compared to other biotechnology or pharmaceutical companies);

          b)    changes in general legal, tax, regulatory, political or business conditions in the countries in which Millennium or any of its subsidiaries operates (provided that such changes do not affect Millennium or any of its subsidiaries, taken as a whole, in a materially disproportionate manner as compared to other biotechnology or pharmaceutical companies);

          c)     general market or economic conditions in the biotechnology or pharmaceutical industries (provided that such conditions do not affect Millennium or its subsidiaries, taken as a whole, in a materially disproportionate manner as compared to other biotechnology or pharmaceutical companies);

          d)    actions contemplated by the parties in connection with the Merger Agreement;

          e)    the negotiation, execution, announcement, pendency or performance of the Merger Agreement or the transactions contemplated hereby, the consummation of the transactions contemplated by this Agreement or any public communications by Takeda America or Purchaser regarding the Merger Agreement or the transactions contemplated thereby, including, in any such case, the impact thereof on relationships, contractual or otherwise, with customers, suppliers, vendors, lenders, investors, venture partners or employees;

          f)     changes after the date of the Merger Agreement in applicable United States or foreign, federal, state or local law, statutes, ordinances, decrees, rules, regulations or administrative policies, including rules, regulations and administrative policies of the United States Food and Drug Administration, or interpretations thereof;

          g)     changes in generally accepted accounting principles or the interpretation thereof;

          h)    any change, event, occurrence or development relating to the Company's Supplemental New Drug Application and the process relating to the expanded label for Velcade;

          i)     any filing of a paragraph IV certification relating to Velcade, any patent litigation initiated by Millennium or any of its subsidiaries against any such paragraph IV filer or any patent litigation initiated against Millennium or any of its subsidiaries with respect to Velcade;

          j)     any change, event, occurrence or development relating to the products or product candidates of any person (other than Millennium and its subsidiaries);

          k)    any action taken pursuant to or in accordance with the Merger Agreement (including Section 6.4 relating to public statements) or at the request or with the consent of Takeda America or Purchaser;

          l)     any regulatory, banking, legal, accounting and other professional fees or expenses incurred in connection with the transactions contemplated by the Merger Agreement;

          m)   any failure by Millennium to meet any projections, guidance, estimates, forecasts or milestones or published financial or operating predictions for or during any period ending (or for which results are released) on or after the date of the Merger Agreement (it being agreed that the facts and circumstances giving rise to such failure may be taken into account in determining whether a Company Material Adverse Effect has occurred);

          n)    any litigation arising from or relating to the Offer, the Merger or the transactions contemplated by the Merger Agreement;

          o)    a decline in the price of the Shares (it being agreed that the facts and circumstances giving rise to such decline may be taken into account in determining whether a Company Material Adverse Effect has occurred); and

          p)    any natural disaster or other acts of God, acts of war, armed hostilities, sabotage or terrorism, or any escalation or worsening of any such acts of war, armed hostilities, sabotage or terrorism threatened or underway as of the date of this Agreement (provided that such conditions do not affect Millennium or its subsidiaries, taken as a whole, in a materially disproportionate manner as compared to other biotechnology or pharmaceutical companies).

16.   Certain Legal Matters; Regulatory Approvals

        General.    Based on our examination of publicly available information filed by Millennium with the SEC and other publicly available information concerning Millennium, we are not aware of any governmental license or regulatory permit that appears to be material to Millennium's business that might be adversely affected by our acquisition of Shares pursuant to the Offer or, except as set forth below, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for our acquisition or ownership of Shares pursuant to the Offer. Should any such approval or other action be required or desirable, we currently contemplate that, except as described below under "State Takeover Statutes," such approval or other action will be sought. Except as described under "U.S. Antitrust" or "Foreign Approvals" there is no current intent to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter. We are unable to predict whether we will determine that we are required to delay the acceptance for payment of or payment for Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained (with or without substantial conditions) or that if such approvals were not obtained or such other actions were not taken adverse consequences might not result to Millennium's business or certain parts of Millennium's business might not have to be disposed of, any of which could cause us to elect to terminate the Offer without the purchase of Shares thereunder to the extent permitted pursuant to the terms of the Merger Agreement. Our obligation under the Offer to accept for payment and pay for Shares is subject only to the conditions set forth in Section 15—"Certain Conditions of the Offer."

        Delaware law.    As a Delaware corporation, Millennium is subject to Section 203 of the DGCL. In general, Section 203 of the DGCL would prevent an "interested stockholder" (generally defined in Section 203 of the DGCL as a person beneficially owning 15% or more of a corporation's voting stock) from engaging in a "business combination" (as defined in Section 203 of the DGCL) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or (iii) following the transaction in which such person became an interested stockholder, the business combination is (A) approved by the board of directors of the corporation and (B) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 662/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Millennium Board has approved the Merger Agreement and the transactions contemplated thereby, and therefore the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated by the Merger Agreement.

        State Takeover Statutes.    A number of states have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or that have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. Millennium, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which may have enacted such laws. Except as described herein, we do not know whether any of these laws will, by their terms, apply to the Offer or the Merger, and we have not complied with any such laws. To the extent that certain provisions of these laws purport to apply to the Offer or any such merger or other business combination, we believe that there are reasonable bases for contesting such laws.

        For example, in 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute that, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth, that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

        If any government official or third party seeks to apply any state takeover law to the Offer or the Merger, we will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. If it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and we may be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, we may not be obligated to accept for payment or pay for any tendered Shares. See Section 15—"Certain Conditions of the Offer."

        U.S. Antitrust.    Under the HSR Act and the rules that have been promulgated thereunder, certain acquisition transactions may not be consummated unless Premerger Notification and Report Forms have been filed with the Antitrust Division of the Department of Justice (the "Antitrust Division") and the Federal Trade Commission (the "FTC") and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements.

        We expect to file a Premerger Notification and Report Form under the HSR Act with respect to the Offer with the Antitrust Division and the FTC on or about April 21, 2008. If filed on that date, the waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m., New York City time, May 6, 2008 unless earlier terminated by the FTC or the Antitrust Division. However, before such time, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from us. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, 10 calendar days after our substantial compliance with such request. Thereafter, such waiting period can be extended only by court order or agreement of Millennium, Takeda America, Purchaser and the Antitrust Division or the FTC, as applicable.

        The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as our acquisition of Shares pursuant to the Offer and Merger. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of our or Millennium's substantial assets. Private parties (including individual states) may also bring legal actions under the antitrust laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be. See Section 15—"Certain Conditions to the Offer" for certain conditions to the Offer, including conditions with respect to certain governmental actions.

        Foreign Approvals.    TPC, Takeda America and their subsidiaries conduct business in a number of countries outside of the United States in which Millennium's products are currently sold. Based on our review of the information currently available about the businesses in which Millennium and its subsidiaries are engaged, pre-merger notification filings are required to be made under the antitrust and competition laws of the Federal Republic of Germany and the Republic of Austria. Under the laws of Germany and Austria, the acquisition of Shares pursuant to the Offer may be consummated only if the acquisition is approved by the relevant governmental authorities of such countries, either by written approval or by the expiration of an applicable waiting period commenced by making the appropriate filings with such governmental authorities. Takeda America and Purchaser believe that the required pre-merger notification filings have been made, although we cannot be certain that the necessary approvals or exemption will be granted, and if such approvals or exemption are granted, we cannot be certain as to the date of those approvals or exemption. Transactions such as our acquisition of Shares pursuant to the Offer are frequently scrutinized by foreign antitrust authorities. Therefore, there can be no assurance that a challenge to the Offer under foreign antirust or competition grounds will not be made or, if such a challenge is made, the result thereof. If any applicable waiting period has not expired or been terminated or any approval or exemption required to consummate the Offer has not been obtained, we will not be obligated to accept for payment or pay for any tendered Shares unless and until such approval has been obtained or such applicable waiting period has expired or exemption been obtained. See Section 15—"Certain Conditions of the Offer" for certain conditions to the Offer, including with respect to foreign antitrust approvals.

        Antitrust in Germany.    Under the provisions of the German Act against Restraints on Competition ("ARC"), the acquisition of Shares pursuant to the Offer may be consummated only if the acquisition is approved by the German Federal Cartel Office ("FCO"), either by written approval or by expiration of a one month waiting period commenced by the filing by Takeda America of a complete notification (the "German Notification") with respect to the Offer, unless the FCO notifies Takeda America within the one-month waiting period of the initiation of an in-depth investigation. If the FCO initiates an in-depth investigation, the acquisition of Shares under the Offer may be consummated if the acquisition is approved by the FCO, either by written approval or by expiration of a four month waiting period commenced by the filing of the German Notification, unless the FCO notifies Takeda America within the four month waiting period that the acquisition satisfies the conditions for a prohibition and may not be consummated. The written approval by the FCO or the expiration of any applicable waiting period is a condition to Purchaser's obligation to accept for payment and pay for Shares tendered pursuant to the Offer.

        Antitrust in Austria.    Under the provisions of the Austrian Cartel Act 2005 (Kartellgesetz 2005—"KartG"), the acquisition of Shares pursuant to the Offer may be consummated if the Statutory Parties (Amtsparteien) within the meaning of the KartG have either waived their right to request an in-depth examination of the transaction, or they have not requested an in-depth examination of the transaction within the four-week waiting period from the filing of a complete notification and informed Purchaser accordingly. In case such an in-depth examination has been requested, the acquisition of Shares pursuant to the Offer may be consummated if the Cartel Court has either dismissed the request or declared that the concentration will not be prohibited, or the Cartel Court has discontinued the examination proceedings.

17.   Appraisal Rights

        No appraisal rights are available with respect to Shares tendered and accepted for purchase in the Offer. However, if the Merger is consummated, stockholders who do not tender their Shares in the Offer will have certain rights under Section 262 of the DGCL to demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Such appraisal rights, if the statutory procedures are met, could lead to a judicial determination of the fair value of the Shares, as of the Effective Time (excluding any element of value arising from the accomplishment or expectation of the Merger), required to be paid in cash to such dissenting holders for their Shares. In addition, such dissenting stockholders would be entitled to receive payment of interest from the date of consummation of the Merger through the date of the payment of the judgment on the amount determined to be the fair value of their Shares compounded quarterly and accruing at 5% over the Federal Reserve discount rates as established from time to time (unless the Court determines otherwise for good cause shown). Such determination could be based upon considerations other than, or in addition to, the market value of the Shares, including, among other things, asset values, investment value and earning capacity. Therefore, the value so determined in any appraisal proceeding could be the same as, or more or less than, the Offer Price or the Merger Consideration.

        If any holder of Shares who demands appraisal under Delaware law fails to perfect, or effectively withdraws or loses his rights to appraisal as provided under Delaware law, each Share of such stockholder will be converted into the right to receive the Offer Price. A stockholder may withdraw his demand for appraisal by delivering to Millennium a written withdrawal of his, her or its demand for appraisal and acceptance of the Merger.

        The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Delaware law and is qualified in its entirety by reference to Delaware law.

        You cannot exercise appraisal rights at this time. The information set forth above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you are entitled to appraisal rights in connection with the Merger, you will receive additional information concerning appraisal rights and procedures to be followed in connection therewith, including the text of the relevant provisions of Delaware law, before you have to take any action relating thereto.

        If you sell your Shares in the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, rather, will receive the Offer Price therefor.

18.   Fees and Expenses

        UBS Securities LLC ("UBS") is acting as Dealer Manager in connection with the Offer and has acted as financial advisor to TPC in connection with the proposed acquisition of Millennium, for which services UBS will receive customary fees, a significant portion of which is contingent upon consummation of the Offer. TPC, Takeda America and Purchaser have agreed to reimburse UBS for its expenses, including the fees and disbursements of UBS' counsel, and to indemnify UBS, and related parties against liabilities, including liabilities under the federal securities laws relating to, or arising out of, its engagement. In the ordinary course of business, UBS and its affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of TPC and Millennium and, accordingly, may at any time hold long or short positions in such securities.

        Takeda America and Purchaser have retained Altman Group to be the Information Agent and Computershare Trust Company, N.A. to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

        The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

        Neither Takeda America nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

19.   Miscellaneous

        The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

        No person has been authorized to give any information or to make any representation on behalf of Takeda America or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, commercial bank, trust company, fiduciary or other person shall be deemed to be the agent of Purchaser, the Depositary, the Dealer Manager or the Information Agent for the purpose of the Offer.

        Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, Millennium has filed or will file with the SEC a Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 under the Exchange Act, setting forth the recommendation of the Millennium Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7—"Certain Information Concerning Millennium" above.

Mahogany Acquisition Corp.
April 11, 2008

SCHEDULE I
DIRECTORS AND EXECUTIVE OFFICERS OF TPC, TAKEDA AMERICA AND PURCHASER

1.     DIRECTORS AND EXECUTIVE OFFICERS OF TPC

        The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Takeda Pharmaceutical Company Limited ("TPC") are set forth below. The business address and phone number of each such director and executive officer is c/o Takeda Pharmaceutical Company Limited, 1-1, Doshomachi 4-chome, Chuo-ku, Osaka 540-8645 Japan, +81 6 6204-2111. All directors and executive officers listed below are citizens of Japan.

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND EMPLOYMENT HISTORY
Kunio Takeda Chairman of the Board	Chairman of the Board of TPC since June 2003. Mr. Takeda also served as President of TPC (June 1993–June 2003). Mr. Takeda has held a variety of positions with TPC since 1962.
Yasuchika Hasegawa President
President of TPC since June 2003. Mr. Hasegawa also served TPC as a member of the Board (June 1999–present), General Manager, Pharmaceutical Division (October 1998–June 2001) and General Manager, Corporate Strategy & Planning Department (June 2001–June 2003). Mr. Hasegawa has held a variety of positions with TPC since 1970.
Makoto Yamaoka Senior Managing Director
Senior Managing Director of TPC since June 2006. Mr. Yamaoka joined the Board of Directors of TPC June 2002, serving as Managing Director (June 2004–June 2006), and Senior Managing Director (June 2006–present). Mr. Yamaoka also previously served as an officer of TPC, as General Manager, Pharmaceutical Marketing Division (November 2000–April 2007) and General Manager Corporate Strategy & Planning Department (April 2007–April 2008). Mr. Yamaoka has held a variety of positions with TPC since 1969.
Hiroshi Akimoto, Ph.D. Managing Director
Managing Director of TPC since June 2003. Dr. Akimoto joined the Board of Directors of TPC June 2000, and served as General Manager, Intellectual Property Department (April 1995–June 2005). Dr. Akimoto has held a variety of positions with TPC since 1972.
Kiyoshi Kitazawa, Ph.D. Managing Director
Managing Director of TPC since June 2006. Dr. Kitazawa joined the Board of Directors of TPC June 2002, and served as General Manager Strategic Product Planning Department (April 2001–October 2002; June 2006–April 2008) and General Manager, Pharmaceutical Development Division (October 2002–June 2006). Dr. Kitazawa has held a variety of positions with TPC since 1971.

Hiroshi Shinha Director and General Manager, Legal Department
Director of TPC since June 2003 and General Manager, Legal Department since June 2002. Director and Secretary of Purchaser since April 2008. Mr. Shinha also served as Manager, Legal Department TPC (April 1991–June 2002). Mr. Shinha has held a variety of positions with TPC since 1971.
Yasuhiko Yamanaka Director and General Manager Pharmaceutical Marketing Division
Director of TPC since June 2007 and General Manager Pharmaceutical Marketing Division since April 2007. Mr. Yamanaka also previously served as an officer of TPC, as Senior Manager, Corporate Business Planning, Corporate Strategy & Planning Department (April 2002–June 2003) and General Manager Corporate Strategy & Planning Department (June 2003–April 2007). Mr. Yamanaka has held a variety of positions with TPC since 1979.
Masumitsu Inoue General Manager, Corporate Strategy and Planning Department
General Manager, Corporate Strategy and Planning Department of TPC since April 2008. Mr. Inoue also served TPC as Manager (Tax), Finance and Accounting Department (April 2002–June 2003), Senior Manager (Accounting), Finance and Accounting Department (June 2003–May 2006), Senior Manager (Corporate Business Planning), Corporate Strategy Planning Department (May 2006–April 2008).
Masato Iwasaki General Manager, Strategic Product Planning Department
General Manager, Strategic Product Planning Department of TPC since April 2008. Mr. Iwasaki also served TPC, as Group Manager, Marketing Department (Diabetes), Pharmaceutical Marketing Division (October 2002–November 2003), Manager Strategic Product Planning Department (November 2003–December 2003) and Category I Leader, Strategic Product Planning Department (December 2003–April 2008).
Youji Ishii General Manager, Human Resources Department
General Manager, Human Resources Department of TPC since April 2008. Mr. Ishii also served TPC, as Senior Manager (System Planning), Corporate Strategy and Planning Department (April 2002–May 2005), General Manager, Research Administration Department, Pharmaceutical Research Division (May 2005–April 2008).
Hiroshi Takahara General Manager Finance & Accounting Department
General Manager Finance & Accounting Department of TPC since June 2003. Director of Takeda America since June 2003. Mr. Takahara also served TPC as Senior Manager (Tax), Finance and Accounting Department (April 2002–June 2003).

Hirofumi Inoue General Manager, Corporate Communications Department
General Manager, Corporate Communications Department of TPC since June 2007. Mr. Inoue also served TPC as Manager (IR), Corporate Communications Department (April 2002–October 2002), Senior Manager (IR), Corporate Communications Department (October 2002–June 2007).
Yoichi Okumura General Manager, Intellectual Property Department
General Manager, Intellectual Property Department of TPC since October 2007. Mr. Okumura also served TPC as Senior Manager (License Affiliation), Intellectual Property Department (April 2002–November 2003) and Manager, Pharmaceutical Licensing Department (November 2003–November 2004). Mr. Okumura also served TPC's Global Licensing and Business Development Department as Manager (Pharmaceutical Licensing) (November 2004–July 2005), and Senior Manager (Business Development) (August 2006–October 2007). Mr. Okumura also served Takeda Pharmaceuticals North America, Inc. (One Takeda Parkway, Deerfield, IL 60015, USA) as Manager, Global Licensing and Business Development Department (July 2005–August 2006).
Naohisa Takeda General Manager, Overseas Business Planning Department
General Manager, Overseas Business Planning Department of TPC since June 2007. Mr. Takeda also served TPC as General Manager, Department of Europe, Pharmaceutical International Division (April 2000–June 2003), General Manager, Department of Europe (June 2003–November 2003), General Manager, Department of Europe and Asia (November 2003–June 2007).
Toshikazu Ban General Manager, Global Licensing and Business Development Department
General Manager, Global Licensing and Business Development Department of TPC since January 2008. Mr. Ban also served TPC as General Manager, SPU (December 2001–May 2004), Manager, Pharmaceutical Licensing Department (May 2004–November 2004) and Senior Manager, Pharmaceutical Licensing, Global Licensing and Business Development Department (November 2004–January 2008).
Shigenori Ohkawa, Ph.D. General Manager, Pharmaceutical Research Division
General Manager Pharmaceutical Research Division of TPC since October 2005. Mr. Ohkawa also served TPC as Research Manager and General Research Manager of Medical Chemistry Research Laboratories, Pharmaceutical Research Division (October 2002–October 2005).

Masaomi Miyamoto General Manager, Pharmaceutical Development Division
General Manager, Pharmaceutical Development Division of TPC since June 2006. Mr. Miyamoto also served TPC as General Manager, Pharmacology Research Laboratories I, II and III, Pharmaceutical Research Division (April 2002–December 2003; October 2005–June 2006) and Category III Leader, Strategic Product Planning Department (December 2003–October 2005).
Takashi Inkyo General Manager, Pharmaceutical Production Division
General Manager, Pharmaceutical Production Division of TPC since November 2006. Mr. Inkyo also served TPC as General Manager, Production Control Department, Pharmaceutical Production Division (April 2002–April 2004), General Manager, Shonan Plant (April 2004–April 2006) and General Manager, Auditing Department and Office of the Corporate Auditors (April 2006–November 2006).

2.     DIRECTORS AND EXECUTIVE OFFICERS OF TAKEDA AMERICA

        The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Takeda America Holdings, Inc. ("Takeda America") are set forth below. All directors and executive officers listed below are citizens of Japan.

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND EMPLOYMENT HISTORY
Hiroshi Takahara Director	Director of Takeda America since June 2003. General Manager Finance & Accounting Department of TPC since June 2003. Mr. Takahara also served TPC as Senior Manager (Tax), Finance and Accounting Department (April 2002–June 2003). Mr. Takahara's business address and telephone number is c/o Takeda Pharmaceutical Company Limited, 1-1 Doshomachi 4-chome, Chuo-ku, Osaka-shi, Osaka 540-8645 JAPAN, +81 6 6204-2111.
Iwaaki Taniguchi Director and President
Director and President of Takeda America since November 2004. Director and President of Purchaser since April 2008. Mr. Taniguchi also served Shinsei Bank Limited (399 Park Avenue, New York, NY 10022, USA) as Deputy Chief Representative, New York Representative Office (April 2001–December 2003). Mr. Taniguchi then served TPC as Manager, Finance and Accounting Department (Financing) (December 2003–November 2004) and Senior Manager, Finance and Accounting Department (Financing) (November 2004–September 2006). Mr. Taniguchi's business address and telephone number is c/o Takeda America Holdings, Inc., 767 Third Avenue, 8th Floor, New York, NY 10017, USA, 212-421-6950.

Takashi Mino Executive Vice President, Treasurer and Secretary
Executive Vice President, Treasurer and Secretary of Takeda America since July 2006. Mr. Mino has also served TPC's Finance and Accounting Department since (April 2002–July 2006), including as Assistant Manager (October 2005–July 2006). Mr. Mino's business address and telephone number is c/o Takeda America Holdings, Inc., 767 Third Avenue, 8th Floor, New York, NY 10017, USA, 212-421-6950.

3.     DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER.

        The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Mahogany Acquisition Corp. (the "Purchaser") are set forth below. Unless otherwise noted, all directors and executive officers listed below are citizens of Japan.

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND EMPLOYMENT HISTORY
Iwaaki Taniguchi Director and President	Director and President of Purchaser since April 2008. Director and President of Takeda America since November 2004. Mr. Taniguchi also served Shinsei Bank Limited (399 Park Avenue, New York, NY 10022, USA) as Deputy Chief Representative, New York Representative Office (April 2001–December 2003). Mr. Taniguchi then served TPC as Manager, Finance and Accounting Department (Financing) (December 2003–November 2004) and Senior Manager, Finance and Accounting Department (Financing) (November 2004–September 2006). Mr. Taniguchi's business address and telephone number is c/o Takeda America Holdings, Inc., 767 Third Avenue, 8th Floor, New York, NY 10017, USA, (212) 421-6954.
Hiroshi Shinha Director and Secretary
Director and Secretary of Purchaser since April 2008. Director of TPC since June 2003 and General Manager, Legal Department of TPC since June 2002. Mr. Shinha also served as Manager, Legal Department of TPC (April 1991–June 2002). Mr. Shinha has held a variety of positions with TPC since 1971. Mr. Shinha's business address and telephone number is c/o Takeda Pharmaceutical Company Limited, 1-1, Doshomachi 4-chome Chuo-ku, Osaka 540-8645, JAPAN, +81 6 6204-2111.

Ken Araki Director
Director of Purchaser since April 2008. Senior Director (Business Development) of Global Licensing & Business Development Department of TPC since March 2008. Mr. Araki served Nomura Securities International, Inc. (a financial equity market entity; 2WFC, Building B, New York, NY, 10281-1198, USA) as Director, Global Equity Research (April 1997–September 2004). Mr. Araki then served Nomura Securities Co., Ltd. (a financial investment banking entity; Otemachi Urbannet Building, 2-2, Otemachi, 2-chome, Chiyoda-ku, Tokyo, 100-0004, JAPAN) as Managing Director, IB Research, Investment Banking Department (September 2004–May 2006). Mr. Araki also served TPC as Senior Director (Corporate Business Development) of Global Licensing & Business Development Department (May 2006–March 2008). Mr. Araki's business address and telephone number is c/o Takeda Pharmaceutical Company Limited, 12-10, Nihonbashi 2-chome, Chuo-ku, Tokyo 103-8668, JAPAN, +81 3 3278-2111.

        Manually signed facsimiles of the Letter of Transmittal, properly completed, will be accepted. The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each stockholder or its, his or her broker, dealer, commercial bank, trust company or other nominees to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

If delivering by mail:	By Facsimile Transmission:	If delivering by hand or courier:
Computershare Trust Company, N.A. c/o Computershare Shareholder Services, Inc. P.O. Box 43011 Providence, RI 02940-3014 Attn: Corporate Actions Voluntary Department	For Eligible Institution Only: (617) 360-6810 For Confirmation Only Telephone: (781) 575-2332	Computershare Trust Company, N.A. c/o Computershare Shareholder Services, Inc. 250 Royall Street Canton, MA 02021 Attn: Corporate Actions Voluntary Department

        Questions and requests for assistance may be directed to the Information Agent at the address and telephone numbers listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be obtained from the Information Agent. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer.

The Dealer Manager for the Offer is:

UBS Securities LLC
299 Park Avenue
New York, NY 10171
Telephone: (877) 211-0850

The Information Agent for the Offer is:

1200 Wall Street West, 3rd Floor
Lyndhurst, New Jersey 07071
Holders call toll-free: (866) 751-6316
Banks and Brokers call: (201) 806-7300
Fax: (201) 460-0050